STANDARD MOTOR PRODUCTS, INC.
                            37-18 Northern Boulevard
                        Long Island City, New York 11101

                                December 10, 2007


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:        Kevin Vaughn, Branch Chief
                  Martin F. James, Senior Assistant Chief Accountant
                  Tara Harkins, Staff Accountant

         RE:      STANDARD MOTOR PRODUCTS, INC.
                  ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 FILED ON MARCH 16, 2007; FILE NO. 001-04743

Dear Sirs:

         On behalf of Standard Motor Products, Inc., we are responding to the comments of the Staff of the Securities and Exchange Commission in connection with the above-referenced Annual Report on Form 10-K (the "Form 10-K").

1.       REPORTS AND CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         As we previously agreed, we will amend our Form 10-K to include the entire Item 8. "Financial Statements and Supplementary Data" section of the Form 10-K. A copy of our proposed amendment to the Form 10-K is attached hereto. Please confirm that the proposed amendment meets with your approval.

2.       NOTE 15. OTHER INCOME (EXPENSE), NET

         As discussed with the Staff, we will revise our financial statement disclosure relating to our joint ventures. In line with the method mentioned in the Staff's letter dated November 2, 2007, we will include in Note 8 of the notes to our consolidated financial statements in our amended Form 10-K audited Rule 4-08(g) of Regulation S-X disclosure for each of Blue Streak Electronics, Ltd. and Testar, Ltd. for the years ended December 31, 2003, 2004, 2005 and 2006. We will also include similar disclosures for the aggregate of our other joint ventures, as well as similar disclosures for the total of all our joint ventures. Please refer to the attached copy of our proposed amendment to the Form 10-K for the applicable information.

         Please contact the undersigned or Carmine Broccole, our Vice President General Counsel, at 718-392-0200, if you have any questions regarding this matter.

                                             Very truly yours,

                                             /s/ James J. Burke
                                             ------------------
                                             Chief Financial Officer and
                                             Vice President Finance

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549.
                                   FORM 10-K/A
                                 AMENDMENT NO. 1
(Mark One)
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE TRANSACTION PERIOD FROM ____ TO ____

                         COMMISSION FILE NUMBER: 1-4743

                          STANDARD MOTOR PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

           NEW YORK                                    11-1362020
           --------                                    ----------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                     Identification No.)

37-18 NORTHERN BLVD., LONG ISLAND CITY, N.Y.                11101
--------------------------------------------                -----
  (Address of principal executive offices)                (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:     (718) 392-0200

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
       -------------------             -----------------------------------------
Common Stock, par value $2.00 per share         New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:              NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_| No |X|

Indicate by check if the registrant is not required to file reports pursuant to
Section 13 or Section 15(d) of the Act. Yes |_| No |X|

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |X|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filler. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one):

Large accelerated filer |_| Accelerated filer |X|   Non-accelerated filer  |_|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes |_| No |X|

The aggregate market value of the voting common stock based on the closing price on the New York Stock Exchange on June 30, 2006 (the last business day of registrant's most recently completed second fiscal quarter) of $8.34 per share held by non-affiliates of the registrant was $127,467,075. For purposes of the foregoing calculation only, all directors and officers have been deemed to be affiliates, but the registrant disclaims that any of such are affiliates.

As of February 28, 2007, there were 18,679,884 outstanding shares of the registrant's common stock, par value $2.00 per share.

                       DOCUMENTS INCORPORATED BY REFERENCE
The information required by Part III of this Report is incorporated herein by reference from the registrant's definitive proxy statement relating to its annual meeting of stockholders to be held on May 17, 2007.

                                EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2006, as originally filed on March 16, 2007 (the "Report"), is being filed in response to comments received by us from the Staff of the Securities and Exchange Commission (the "Staff"). This Amendment amends and replaces in its entirety Item 8. Financial Statements And Supplementary Data to include additional financial information regarding the Company's joint ventures in note 8 of the notes of the consolidated financial statements and to include the conformed signatures of Grant Thornton LLP, which signatures were originally unintentionally omitted in the (a) Report of Independent Registered Public Accounting Firm--Internal Controls over Financial Reporting, (b) Report of Independent Registered Public Accounting Firm--Consolidated Financial Statements, (c) Audit Report on Supplemental Schedule, and (d) Consent of Independent Registered Public Accounting Firm.

Except to the extent expressly set forth herein, this Amendment speaks as of the original filing date of our Report and has not been updated to reflect events occurring subsequent to the original filing date other than those required to reflect the effects of the comments received by the Staff. Accordingly, this Amendment should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Report, including any amendments to those filings.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        PAGE NO.

Management's Report on Internal Control over Financial Reporting..............38

Report of Independent Registered Public Accounting Firm--Internal
     Control Over Financial Reporting.........................................39

Report of Independent Registered Public Accounting Firm--
     Consolidated Financial Statements........................................40

Consolidated Statements of Operations for the years ended
     December 31, 2006, 2005 and 2004.........................................41

Consolidated Balance Sheets as of December 31, 2006
     and 2005.................................................................42

Consolidated Statements of Cash Flows for the years ended
     December 31, 2006, 2005 and 2004 ........................................43

Consolidated Statements of Changes in Stockholders' Equity
     for the years ended December 31, 2006, 2005 and 2004.....................44

Notes to Consolidated Financial Statements....................................45

                     MANAGEMENT'S REPORT ON INTERNAL CONTROL
                            OVER FINANCIAL REPORTING

To the Stockholders
Standard Motor Products, Inc.:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Because of these inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation, and may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment using those criteria, we concluded that, as of December 31, 2006, our internal control over financial reporting is effective.

Our independent registered public accounting firm, Grant Thornton LLP, has audited our consolidated financial statements for 2006 and has issued an attestation report concurring with management's assessment of our internal control over financial reporting. Grant Thornton's report appears on the following pages of this "Item 8. Financial Statements and Supplementary Data."

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM--
                         INTERNAL CONTROL OVER REPORTING


The Board of Directors and Shareholders
Standard Motor Products, Inc.:

We have audited management's assessment, included in the accompanying Management's Report On Internal Control Over Financial Reporting, that Standard Motor Products, Inc. (a New York corporation) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Standard Motor Products, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.


We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.


A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


In our opinion, management's assessment that Standard Motor Products, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by COSO. Also in our opinion, Standard Motor Products, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by COSO.


We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Standard Motor Products, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 15, 2007, except for Note 8, as to which the date is December __, 2007, expressed an unqualified opinion on those consolidated financial statements and includes explanatory paragraphs relating to the application of Statement of Financial Accounting Standards No. 123(R) as of January 1, 2006 and No. 158 as of December 31, 2006.




[/s/ GRANT THORNTON LLP]
------------------------
New York, New York
March 15, 2007

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM--
                       CONSOLIDATED FINANCIAL STATEMENTS


The Board of Directors and Stockholders
Standard Motor Products, Inc.:

We have audited the accompanying consolidated balance sheets of Standard Motor Products, Inc. and Subsidiaries (a New York corporation) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Standard Motor Products, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation effective January 1, 2006, in connection with the adoption of Statement of Financial Statement Standards No. 123 (revised 2004) "Share-Based Payment."

As discussed in Notes 13 and 14 to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension and other postretirement plans, effective as of December 31, 2006, in connection with the adoption of Statement of Financial Statement Standards No. 158, "Employers' Accounting for Defined Pension and Other Post Retirement Plans."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Standard Motor Products, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2007 expressed an unqualified opinion thereon.

[/s/ GRANT THORNTON LLP]
------------------------
New York, New York
March 15, 2007, except for Note 8, as to which the date is December __, 2007



                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                       2006             2005            2004
                                                                   ------------    ------------    ------------
                                                                              (DOLLARS IN THOUSANDS,
                                                                         EXCEPT SHARE AND PER SHARE DATA)

Net sales ......................................................   $    812,024    $    830,413    $    824,283

Cost of sales ..................................................        606,803         644,433         629,290
                                                                   ------------    ------------    ------------

   Gross profit ................................................        205,221         185,980         194,993

Selling, general and administrative expenses ...................        168,050         166,556         178,852

Restructuring expenses .........................................          1,856           5,342          11,449

Goodwill impairment charge .....................................           --              --             6,429
                                                                   ------------    ------------    ------------

   Operating income (loss) .....................................         35,315          14,082          (1,737)

Other (expense) income, net ....................................           (383)          2,648           2,861

Interest expense ...............................................         19,275          17,077          13,710
                                                                   ------------    ------------    ------------

   Earnings (loss) from continuing operations before taxes .....         15,657            (347)        (12,586)

Provision (benefit) for income taxes ...........................          6,494           1,423          (3,679)
                                                                   ------------    ------------    ------------

Earnings (loss) from continuing operations .....................          9,163          (1,770)         (8,907)

Earnings (loss) from discontinued operation, net of income tax
   of $809, $ 1,118 and $2,606 .................................            248          (1,775)         (3,909)
                                                                   ------------    ------------    ------------

   Earnings (loss) before cumulative effect of accounting change          9,411          (3,545)        (12,816)

Cumulative effect of accounting change, net of tax of $1,043 ...           --              --            (1,564)
                                                                   ------------    ------------    ------------

   Net earnings (loss) .........................................   $      9,411    $     (3,545)   $    (14,380)
                                                                   ============    ============    ============

Net earnings (loss) per common share - Basic:

     Earnings (loss) from continuing operations ................   $       0.50    $      (0.09)   $      (0.46)

     Discontinued operation ....................................           0.01           (0.09)          (0.20)

     Cumulative effect of accounting change ....................           --              --             (0.08)
                                                                   ------------    ------------    ------------

Net earnings (loss) per common share - Basic ...................   $       0.51    $      (0.18)   $      (0.74)
                                                                   ============    ============    ============

Net earnings (loss) per common share - Diluted:

     Earnings (loss) from continuing operations ................   $       0.50    $      (0.09)   $      (0.46)

     Discontinued operation ....................................           0.01           (0.09)          (0.20)

     Cumulative effect of accounting change ....................           --              --             (0.08)
                                                                   ------------    ------------    ------------

Net earnings (loss) per common share - Diluted .................   $       0.51    $      (0.18)   $      (0.74)
                                                                   ============    ============    ============

Average number of common shares ................................     18,283,707      19,507,818      19,331,358
                                                                   ============    ============    ============

Average number of common shares and dilutive common shares .....     18,325,175      19,507,818      19,331,358
                                                                   ============    ============    ============


                           See accompanying notes to consolidated financial statements.


                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                                                ----------------------
                                                                                   2006        2005
                                                                                ---------    ---------
                                                                                (DOLLARS IN THOUSANDS,
                                                                                  EXCEPT SHARE DATA)
                                         ASSETS

CURRENT ASSETS:
     Cash and cash equivalents ..............................................   $  22,348    $  14,046
     Accounts receivable, less allowances for discounts and doubtful accounts
       of $9,465 and $9,574 in 2006 and 2005, respectively ..................     183,664      176,294
     Inventories ............................................................     233,970      243,297
     Deferred income taxes ..................................................      14,011       14,081
     Prepaid expenses and other current assets ..............................       7,845        7,972
                                                                                ---------    ---------
              Total current assets ..........................................     461,838      455,690
Property, plant and equipment, net ..........................................      80,091       85,805
Goodwill and other intangibles, net .........................................      56,289       67,402
Other assets ................................................................      41,874       44,147
                                                                                ---------    ---------
              Total assets ..................................................   $ 640,092    $ 653,044
                                                                                =========    =========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Notes payable ..........................................................   $ 139,799    $ 149,236
     Current portion of long-term debt ......................................         542          542
     Accounts payable .......................................................      53,783       52,535
     Sundry payables and accrued expenses ...................................      24,510       24,466
     Accrued customer returns ...............................................      21,705       22,346
     Restructuring accrual ..................................................         703        1,286
     Accrued rebates ........................................................      20,769       24,017
     Payroll and commissions ................................................      16,714       11,494
                                                                                ---------    ---------
                  Total current liabilities .................................     278,525      285,922
Long-term debt ..............................................................      97,979       98,549
Post-retirement medical benefits and other accrued liabilities ..............      51,678       45,962
Restructuring accrual .......................................................         383       11,348
Accrued asbestos liabilities ................................................      20,828       25,556
                                                                                ---------    ---------
                  Total liabilities .........................................     449,393      467,337
                                                                                ---------    ---------

Commitments and contingencies
Stockholders' equity:
     Common Stock - par value $2.00 per share:
         Authorized 30,000,000 shares, issued 20,486,036 shares .............      40,972       40,972
     Capital in excess of par value .........................................      57,429       56,966
     Retained earnings ......................................................     112,481      109,649
     Accumulated other comprehensive income .................................       3,541        4,158
     Treasury stock - at cost (2,109,816 and 2,315,645 shares in 2006
         and 2005, respectively) ............................................     (23,724)     (26,038)
                                                                                ---------    ---------
                  Total stockholders' equity ................................     190,699      185,707
                                                                                ---------    ---------
                  Total liabilities and stockholders' equity ................   $ 640,092    $ 653,044
                                                                                =========    =========

                           See accompanying notes to consolidated financial statements.


                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                         YEAR ENDED DECEMBER 31,
                                                                    --------------------------------
                                                                      2006        2005        2004
                                                                    --------    --------    --------
                                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) .............................................   $  9,411    $ (3,545)   $(14,380)
Adjustments to reconcile net earnings (loss) to
    net cash provided by operating activities:
     Depreciation and amortization ..............................     15,486      17,356      19,013
     Increase to allowance for doubtful accounts ................        405         655         404
     Increase to inventory reserves .............................      6,128       5,286       1,487
     Loss on disposal of property, plant and equipment ..........         71       2,940       1,379
     Loss on divestiture of European Temperature Control division      3,209        --          --
     Gain on retirement of debt .................................       --        (1,258)       --
     Equity income from joint ventures ..........................       (915)       (955)       (752)
     Employee stock ownership plan allocation ...................      1,190       1,341       1,643
     Stock-based compensation ...................................        848        --          --
     Decrease (increase) in deferred income taxes ...............        328      (4,760)     (6,243)
     Increase (decrease) in tax valuation allowance .............      1,875       3,074        (182)
     (Earnings) loss on discontinued operations, net of tax .....       (248)      1,775       3,909
     Cumulative effect of accounting change .....................       --          --         1,564
     Goodwill impairment charge .................................       --          --         6,429
Change in assets and liabilities, net of effects from
   acquisitions and divestitures:
     (Increase) decrease in accounts receivable .................    (11,758)    (25,597)     21,833
     (Increase) decrease in inventories .........................       (701)     10,058      (5,350)
     (Increase) in prepaid expenses and other current assets ....        (43)       (491)        (82)
     Decrease in other assets ...................................        313       1,237       3,662
     Increase (decrease) in accounts payable ....................      7,693       2,760     (12,376)
     Decrease in sundry payables and accrued expenses ...........     (2,637)     (6,968)     (5,969)
     Decrease in restructuring accrual ..........................     (1,095)     (5,516)    (12,222)
     Increase (decrease) in other liabilities ...................      4,129         370        (301)
                                                                    --------    --------    --------
         Net cash provided by (used in) operating activities ....     33,689      (2,238)      3,466
                                                                    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of property, plant and equipment .........        995       2,164       1,734
Capital expenditures, net of effects from acquisitions ..........    (10,080)     (9,957)     (9,774)
Payments for acquisitions, net of cash acquired .................       --          --        (2,906)
Proceeds from the divestiture of European Temperature
   Control division .............................................      3,119        --          --
                                                                    --------    --------    --------
         Net cash used in investing activities ..................     (5,966)     (7,793)    (10,946)
                                                                    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings under line-of-credit agreements ..................     (9,082)     39,820       9,717
Principal payments and retirement of long-term debt .............       (570)    (14,655)     (3,341)
(Decrease) increase in overdraft balances .......................     (4,716)      3,288         834
Repurchase of shares held by Dana Corporation ...................       --       (11,899)       --
Proceeds from exercise of employee stock options ................        738         169         972
Dividends paid ..................................................     (6,579)     (7,024)     (6,955)
                                                                    --------    --------    --------
         Net cash (used in) provided by financing activities ....    (20,209)      9,699       1,227
                                                                    --------    --------    --------
Effect of exchange rate changes on cash .........................        788        (556)      1,540
                                                                    --------    --------    --------
Net increase (decrease) in cash and cash equivalents ............      8,302        (888)     (4,713)
CASH AND CASH EQUIVALENTS at beginning of year ..................     14,046      14,934      19,647
                                                                    --------    --------    --------
CASH AND CASH EQUIVALENTS at end of year ........................   $ 22,348    $ 14,046    $ 14,934
                                                                    ========    ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
         Interest ...............................................   $ 19,224    $ 17,227    $ 13,741
                                                                    ========    ========    ========
         Income taxes ...........................................   $  2,976    $  3,456    $  2,582
                                                                    ========    ========    ========
Non-cash investing and financing activities:

     Reduction of restructuring accrual applied against goodwill    $ 10,606    $  1,243    $  1,000
                                                                    ========    ========    ========

                           See accompanying notes to consolidated financial statements.


                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                   YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                               CAPITAL                   ACCUMULATED
                                                              IN EXCESS                     OTHER
                                                 COMMON         OF PAR       RETAINED   COMPREHENSIVE    TREASURY
                                                  STOCK         VALUE        EARNINGS    INCOME (LOSS)     STOCK         TOTAL
                                                  -----         -----        --------    -------------     -----         -----
(IN THOUSANDS)

BALANCE AT DECEMBER 31, 2003 ................   $ 40,972       $ 58,086       $141,553      $  4,814      $(19,384)      $226,041
Comprehensive Loss:
      Net loss ..............................                                  (14,380)                                   (14,380)
      Foreign currency translation adjustment                                                  2,242                        2,242
      Unrealized gain on interest rate swap
        agreements, net of tax of $127 ......                                                    383                          383
      Minimum pension liability adjustment ..                                                 (2,634)                      (2,634)
                                                                                                                         --------
      Total comprehensive loss ..............                                                                             (14,389)
Cash dividends paid .........................                                   (6,955)                                    (6,955)
Exercise of employee stock options ..........                      (645)                                     1,617            972
Employee Stock Ownership Plan ...............                       (17)                                     1,660          1,643

BALANCE AT DECEMBER 31, 2004 ................     40,972         57,424        120,218         4,805       (16,107)       207,312
                                                --------       --------       --------      --------      --------       --------
Comprehensive Loss:
      Net loss ..............................                                   (3,545)                                    (3,545)
      Foreign currency translation adjustment                                                   (940)                        (940)
      Unrealized gain on interest rate swap
        agreements, net of tax of $108                                                            26                           26
      Minimum pension liability adjustment ..                                                    267                          267
                                                                                                                         --------
      Total comprehensive loss ..............                                                                              (4,192)
Cash dividends paid .........................                                   (7,024)                                    (7,024)
Exercise of employee stock options ..........                       (71)                                       240            169
Employee Stock Ownership Plan ...............                      (387)                                     1,728          1,341
Repurchase of shares held
  by Dana Corporation .......................                                                              (11,899)       (11,899)
                                                --------       --------       --------      --------      --------       --------
BALANCE AT DECEMBER 31, 2005 ................     40,972         56,966        109,649         4,158       (26,038)       185,707
Comprehensive Income:
      Net income ............................                                    9,411                                      9,411
      Foreign currency translation adjustment                                                  1,300                        1,300
      Unrealized gain on interest rate swap
        agreements, net of tax of $(198).. ..                                                   (298)                        (298)
      Adoption of FASB Statement No. 158,
      net of income taxes of $1,906 .........                                                 (1,414)                      (1,414)
      Additional minimum pension liability
        adjustment ..........................                                                   (205)                        (205)
                                                                                                                         --------
      Total comprehensive income ............                                                                               8,794
Cash dividends paid .........................                                   (6,579)                                    (6,579)
Exercise of employee stock options ..........                       (49)                                        787           738
Stock based compensation ....................                       653                                         195           848
Employee Stock Ownership Plan ...............                      (141)                                       1,332        1,191
                                                --------       --------       --------      --------      --------       --------
BALANCE AT DECEMBER 31, 2006 ................   $ 40,972       $ 57,429       $112,481      $  3,541      $(23,724)      $190,699
                                                ========       ========       ========      ========      ========       ========

                            See accompanying notes to consolidated financial statements

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Standard Motor Products, Inc. (referred to hereinafter in these notes to consolidated financial statements as "we," "us" or "our") is engaged in the manufacture and distribution of replacement parts for motor vehicles in the automotive aftermarket industry. The consolidated financial statements include our accounts and all subsidiaries in which we have more than a 50% equity ownership. Our investments in unconsolidated affiliates are accounted for on the equity method. All significant intercompany items have been eliminated.

USE OF ESTIMATES

In conformity with generally accepted accounting principles, we have made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, realizability of inventory, goodwill and other intangible assets, depreciation and amortization of long-lived assets, product liability, pensions and other post-retirement benefits, asbestos and litigation matters, deferred tax asset valuation allowance and sales return allowances. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND CASH DISCOUNTS

The Company does not generally require collateral for its trade accounts receivable. Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. These allowances are established based on a combination of write-off history, aging analysis, and specific account evaluations. When a receivable balance is known to be uncollectible, it is written off against the allowance for doubtful accounts. Cash discounts are provided based on an overall average experience rate applied to qualifying accounts receivable balances.

INVENTORIES

Inventories are stated at the lower of cost (determined by means of the first-in, first-out method) or market. Inventories are reduced by an allowance for excess and obsolete inventories, based on the Company's review of on-hand inventories. We provided for an inventory reserve of $35.4 million and $39.1 million as of December 31, 2006 and 2005, respectively.

We use cores (used parts) in our remanufacturing processes for air conditioning compressors. The production of air conditioning compressors involves the rebuilding of used cores, which we acquire either in outright purchases from used parts brokers, or from returns pursuant to an exchange program with customers. Under such exchange programs, we reduce our inventory, through a charge to cost of sales, when we sell a finished good compressor, and put back to inventory at standard cost through a credit to cost of sales the used core exchanged when it is actually received from the customer.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company recognizes derivatives as either an asset or liability measured at its fair value. For derivatives that have been formally designated as a cash flow hedge (interest rate swap agreements), the effective portion of changes in the fair value of the derivatives are recorded in "accumulated other comprehensive income (loss)." Amounts in "accumulated other comprehensive income
(loss)" are reclassified into earnings in the "interest expense" caption when interest expense on the underlying borrowings is recognized.

PROPERTY, PLANT AND EQUIPMENT

These assets are recorded at cost and are depreciated using the straight-line method of depreciation over the estimated useful lives as follows:

                                                       ESTIMATED LIFE
                                                  -------------------------
   Buildings and improvements.................    25 to 33-1/2 years
   Building refurbishments....................    10 years
   Machinery and equipment....................    7 to 12 years
   Tools, dies and auxiliary equipment........    3 to 8 years
   Furniture and fixtures.....................    3 to 12 years
   Leasehold improvements.....................    Shorter of life of asset
                                                    or lease term

Major renewals and improvements of property, plant and equipment are capitalized, and repairs and maintenance costs are expensed as incurred.

GOODWILL, OTHER INTANGIBLE AND LONG-LIVED ASSETS

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill and certain other intangible assets having indefinite lives are not amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives.

Goodwill of a reporting unit is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we are required to perform a second step, as this is an indication that the reporting unit goodwill may be impaired. In this step, we compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, we compare the carrying value of such assets with finite lives to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets fair value and their carrying value.

NEW CUSTOMER ACQUISITION COSTS

New customer acquisition costs refer to arrangements pursuant to which we incur change-over costs to induce a new customer to switch from a competitor's brand. In addition, change-over costs include the costs related to removing the new customer's inventory and replacing it with Standard Motor Products inventory commonly referred to as a stocklift. New customer acquisition costs are recorded as a reduction to revenue when incurred.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) and remains there until the underlying foreign operation is liquidated or substantially disposed of. Where the U.S. dollar is the functional currency, transaction gains or losses arising from the remeasurement of financial statements are recorded in the statement of operations under the caption "other income (expense)."

REVENUE RECOGNITION

We recognize revenues when products are shipped and title has been transferred to a customer, the sales price is fixed and determinable, and collection is reasonably assured. For some of our sales of remanufactured products, we also charge our customers a deposit for the return of a used core component which we can use in our future remanufacturing activities. Such deposit is not recognized as revenue but rather carried as a core liability. The liability is extinguished when a core is actually returned to us. We estimate and record provisions for cash discounts, quantity rebates, sales returns and warranties in the period the sale is recorded, based upon our prior experience and current trends.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses includes shipping costs and advertising, which is expensed as incurred. Shipping and handling charges, as well as freight to customers, are included in distribution expenses as part of selling, general and administration expenses.

DEFERRED FINANCING COSTS

We have incurred costs in obtaining financing. These costs of $9.9 million as of December 31, 2006 and 2005 were capitalized in other assets and are being amortized over the life of the related financing arrangements through 2009. As of December 31, 2006 and 2005, total accumulated amortization was $7 million and $5.4 million, respectively.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The annual net post-retirement benefit liability and related expense under our benefit plans are determined on an actuarial basis. Benefits are determined primarily based upon employees' length of service.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

INCOME TAXES

Income taxes are calculated using the asset and liability method in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, as measured by the current enacted tax rates. The Company establishes valuation allowances against deferred tax assets when it is more likely than not that some portion or all of those deferred assets will not be realized. The valuation allowance is intended in part to provide for the uncertainty regarding the ultimate utilization of the Company's U.S. net operating loss carry forwards, U.S. capital loss carryovers, U.S. foreign tax credit carryovers, and foreign net operating loss carry forwards. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

REPORTING OF COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes (a) net income, (b) the cumulative effect of translating balance sheets of foreign subsidiaries to U.S. dollars, (c) the effect of adjusting interest rate swaps to market, and (d) the recognition of the unfunded status of pension and post-retirement benefit plans as well as minimum pension liabilities. The last three are not included in the income statement and are reflected as adjustments to shareholder's equity.

NET EARNINGS PER COMMON SHARE

We present two calculations of earnings per common share. "Basic" earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus potentially dilutive common shares. Potentially dilutive common shares that are anti-dilutive are excluded from net earnings per common share. The following is a reconciliation of the shares used in calculating basic and dilutive net earnings per common share.

                                                       2006      2005      2004
                                                      ------    ------    ------
                                                           (IN THOUSANDS)
Weighted average common shares ...................    18,284    19,508    19,331
Effect of potentially dilutive common shares .....        41      --        --
                                                      ------    ------    ------
Weighted average common equivalent shares
   outstanding assuming dilution .................    18,325    19,508    19,331
                                                      ======    ======    ======

The average shares listed below were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

                                                     2006      2005      2004
                                                    ------    ------    ------
                                                            (IN THOUSANDS)
Stock options and restricted shares ...........        991      1,249     1,192
                                                    ======     ======    ======
Convertible debentures ........................      2,796      2,796     2,796
                                                    ======     ======    ======

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

ASBESTOS LITIGATION

In evaluating our potential asbestos-related liability, it is the accounting policy of the Company to use an actuarial study that is prepared by a leading actuarial firm with expertise in assessing asbestos-related liabilities. We evaluate the estimate of the range of undiscounted liability to determine which amount to accrue. If there is no amount within the range of settlement payments that is more likely than any other, we record the low end of the range as the liability associated with future settlement payments. Legal costs are expensed as incurred.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash investments and accounts receivable. We place our cash investments with high quality financial institutions and limit the amount of credit exposure to any one institution. Although we are directly affected by developments in the vehicle parts industry, management does not believe significant credit risk exists. With respect to accounts receivable, such receivables are primarily from warehouse distributors and major retailers in the automotive aftermarket industry located in the United States. We perform ongoing credit evaluations of our customers' financial conditions. Our five largest individual customers, including members of a marketing group, accounted for 51%, 52% and 50% of consolidated net sales in 2006, 2005 and 2004, respectively. Two individual customers accounted for 18% and 14%, respectively, of consolidated net sales in 2006, 18% and 15%, respectively, of consolidated net sales in 2005, and 17% and 14%, respectively, of consolidated net sales in 2004. Substantially all of the cash and cash equivalents, including foreign cash balances, at December 31, 2006 and 2005 were uninsured. Foreign cash balances at December 31, 2006 and 2005 were $11.7 million and $3 million, respectively.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SHARE-BASED PAYMENT

Effective January 1, 2006, the Company adopted the provisions and accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that stock-based employee compensation be recorded as a charge to earnings. We have adopted SFAS 123R using a modified prospective application, under which prior periods are not revised for comparative purposes. Under this application, we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS 123R, we applied Accounting Principles Board Opinions ("APB") No. 25 and related interpretations to account for our stock plans resulting in the use of the intrinsic value to value the stock. Under APB 25, we were not required to recognize compensation expense for the cost of stock options. In accordance with the adoption of SFAS 123R, we recorded stock-based compensation expense for the cost of incentive stock options, restricted stock and performance-based stock granted under our stock plans. Stock-based compensation expense for the year ended December 31, 2006 was $848,000 ($516,100 net of tax) or $0.03 per basic and diluted share. The adoption of SFAS 123R did not have a material impact on our financial position, results of operation or cash flows.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

ACCOUNTING FOR UNCERTAIN TAX POSITIONS

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions meeting the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation. FIN 48 also provides guidance on accounting for derecognition, interest and penalties, and classification and disclosure of matters related to uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006 and, as a result, is effective for our Company beginning January 1, 2007. FIN 48 will require adjustment to the opening balance of retained earnings (or other components of shareholders' equity in the statement of financial position) for the cumulative effect of the difference in the net amount of assets and liabilities for all open tax positions at the effective date. The Company is assessing the impact, if any, which the adoption of FIN 48 will have on our consolidated financial position, results of operations and cash flows.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which for the Company is the year ending December 31, 2008. The Company is assessing the impact, if any, which the adoption of SFAS 157 will have on our consolidated financial position, results of operations and cash flows.

ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires an employer to recognize the funded status of their defined benefit pension or postretirement plans on the consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income in shareholders' equity. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006. The adoption of SFAS 158 resulted in an increase to total assets of $1.2 million, an increase to total liabilities of $2.6 million, and a decrease to shareholders' equity of $1.4 million. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, or for the Company's year ending December 31, 2008. The Company is presently evaluating the impact of the measurement date change, which is not expected to be material.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 was as follows (in thousands):


                                                  BEFORE                       AFTER
                                               APPLICATION                   APPLICATION
                                                    OF                           OF
                                               SFAS NO. 158   ADJUSTMENTS    SFAS NO. 158
                                               ------------   -----------    ------------
Prepaid expenses and other current assets
  (current) ..................................   $  7,861      $    (16)      $  7,845
Other assets (pension, deferred income
   taxes - non-current) ......................     40,658         1,216         41,874
                                                               --------
Total assets .................................    638,892         1,200        640,092
                                                               --------
Sundry payables and accrued expenses
  (pension, current) .........................     25,610        (1,100)        24,510
Pension and post-retirement medical benefits
  (non-current) ..............................     47,964         3,714         51,678
                                                               --------
Total liabilities ............................    446,779         2,614        449,393
Accumulated other comprehensive income (loss)       4,955        (1,414)         3,541
                                                               --------
Total liabilities and stockholders' equity ...   $638,892      $  1,200       $640,092
                                                               ========


QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement ("rollover") and balance sheet ("iron curtain") approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006, which for the Company is the year ending December 31, 2006. There was no impact of adopting SAB 108 to our consolidated financial position, results of operations and cash flows.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

2.       RESTRUCTURING AND INTEGRATION COSTS

RESTRUCTURING COSTS

In connection with our acquisition of substantially all of the assets and the assumption of substantially all of the operating liabilities of Dana Corporation's Engine Management Group ("DEM") in June 2003, we have reviewed our operations and implemented integration plans to restructure the operations of DEM. At the time, we announced that we would close seven DEM facilities, which has subsequently occurred. As part of the integration and restructuring plans, we accrued an initial restructuring liability of approximately $34.7 million at June 30, 2003. Such amounts were recognized as liabilities assumed in the acquisition and included in the allocation of the cost to acquire DEM. Accordingly, such amounts resulted in additional goodwill being recorded in connection with the acquisition. Subsequent to the acquisition, our estimate of the restructuring liability was updated and revised downward at various points in time, with a cumulative reduction to goodwill of $12.8 million as of December 31, 2006. As of December 31, 2006, the remaining restructuring accrual was $1.1 million as of December 31, 2006. We expect to pay most of the remaining amount in 2007 and 2008.

Of the initial restructuring accrual, approximately $15.7 million related to work force reductions and represented employee termination benefits. The accrual amount primarily provides for severance costs relating to the involuntary termination of employees, individually employed throughout DEM's facilities across a broad range of functions, including managerial, professional, clerical, manufacturing and factory positions. During the years ended December 31, 2006 and 2005, termination benefits of $0.2 million and $2.3 million, respectively, have been charged to the restructuring accrual. As of December 31, 2006, the reserve balance for workforce reductions was $0.5 million.

The initial restructuring accrual also included approximately $18 million consisting of the net present value of costs associated with exiting certain activities, primarily related to lease and contract termination costs, which will not have future benefits. Specifically, our plans were to consolidate certain of DEM operations into our existing plants. At December 31, 2005, we had a sublease commitment for one facility with Dana through 2021. However, on March 3, 2006, Dana filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. Pursuant to a court ruling in connection with Dana's Chapter 11 bankruptcy proceedings, effective March 31, 2006, we were released from, and no longer have any obligations with respect to, such lease commitment for the facility. We have accounted for the termination of such lease commitment as a reduction of $10.5 million in our restructuring accrual, with a corresponding reduction to goodwill established on the acquisition of DEM. In addition to the above reduction, exit costs of $0.8 million were paid in 2006, leaving the exit reserve balance for exit costs at $0.6 million as of December 31, 2006.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

Selected information relating to the restructuring costs included in the allocation of the cost to acquire DEM for the years ended December 31, 2006 and 2005 is as follows (in thousands):

                                                  Workforce   Other Exit
                                                  Reduction     Costs       Total
                                                  ---------     -----       -----
Restructuring liability at December 31, 2004 ..   $  4,250    $ 15,143    $ 19,393
Cash payments during 2005 .....................     (2,338)     (3,178)     (5,516)
Adjustments during 2005 .......................     (1,103)       (140)     (1,243)
                                                  --------    --------    --------
Restructuring liability as of December 31, 2005   $    809    $ 11,825    $ 12,634
Cash payments during 2006 .....................       (184)       (758)       (942)
Adjustments during 2006 .......................       (153)    (10,453)    (10,606)
                                                  --------    --------    --------
Restructuring liability as of December 31, 2006   $    472    $    614    $  1,086
                                                  ========    ========    ========

INTEGRATION EXPENSES

For the year ended December 31, 2006 and 2005, we incurred integration expenses of $1.9 million and $5.3 million, respectively. The 2006 amount primarily relates to the costs of moving our European and Puerto Rico production operations and the divestiture of a production unit of our Temperature Control Segment. In the second quarter of 2005, the Company effected an asset write-down for the outsourcing of some of its Temperature Control product lines resulting in a $3.3 million integration expense. The remainder of the 2005 costs is primarily due to the DEM integration.

On October 10, 2006, the Company announced plans to close its Puerto Rico manufacturing facility related to our Engine Management Segment following the expiration of the Internal Revenue Code Section 936 benefit and to further our efforts in streamlining costs. These operations will be moved to other manufacturing sites of the Company. The facility move and closure is planned to occur in a phased manner over the next 18-24 months. In connection with this closing, the Company will incur one-time termination benefits to be paid to certain employees at the end of a specified requisite service period. The Company estimates these termination benefits will amount to approximately $2 million which will be recognized as expense ratably over the requisite service period. The Company also expects to incur approximately $2.4 million of various expenses to move the production assets, close the Puerto Rico facility, and relocate some employees. These expenses will be recognized as incurred. In 2006 we incurred expenses of $0.4 million included above for one-time termination benefits.

Selected information relating to this exit activity is as follows (in thousands):
                                                                   Other
                                                        Workforce   Exit
                                                       Reduction   Costs   Total
                                                       ---------   -----   -----
Exit activity liability at December 31, 2006 ........     $--      $--      $--
Amounts provided for during 2006 ....................      387       35      422
Cash payments during 2006 ...........................      --       --       --
                                                          ----     ----     ----
Exit activity liability at December 31, 2006 ........     $387     $ 35     $422
                                                          ====     ====     ====

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

In December 2006, we divested a majority portion of our European Temperature Control business. The transaction involved the sale of all of our voting stock of our subsidiaries in Italy and France. The proceeds from the divestiture were approximately $3.1 million, and the Company incurred a loss on divestiture of $3.2 (included in earnings from continuing operations before taxes - other (expense) income, net). The major classes of assets and liabilities at the time of sale were as follows: accounts receivable of $4 million, inventory of $3.9 million, accounts payable of $1.7 million, and accrued liabilities of $0.8 million. The European Temperature Control business was previously included in our European segment.

3.       ACCOUNTING FOR NEW CUSTOMER ACQUISITION COSTS

New customer acquisition costs refer to arrangements pursuant to which we incur change-over-costs to induce a new or existing customer to switch from a competitor's brand. In addition, change-over-costs include the costs related to removing the new customer's inventory and replacing it with Standard Motor Products inventory commonly referred to as a stocklift. New customer acquisition costs were initially recorded as a prepaid asset and the related expense was recognized ratably over a 12-month period beginning in the month following the stocklift as an offset to sales. In the fourth quarter of 2004, we determined that it was a preferable accounting method to reflect the customer acquisition costs as a reduction to revenue when incurred.

4.       SALES OF RECEIVABLES

Prior to November 18, 2005, the Company entered into agreements to sell undivided interests in certain of its receivables to factoring companies, which in turn have the right to sell an undivided interest to a financial institution or other third parties. We entered these agreements at our discretion when we determined that the cost of factoring was less than the cost of servicing our receivables with existing debt. Pursuant to these agreements, we sold $240.7 million and $194.4 million of receivables during 2005 and 2004, respectively, and none in 2006. We retained no rights or interest, and had no obligations, with respect to the sold receivables. We do not service the receivables after the sale.

The sale of receivables was accounted for as a sale in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The sold receivables were removed from the balance sheet at the time of sale. The costs incurred in relation to the sale of receivables were $3.4 million and $2.4 million in 2005 and 2004, respectively, and are recorded in selling, general and administrative expense. Pursuant to an amendment to our revolving credit facility in November 2005, we are prohibited from accepting drafts under our customer draft programs after November 18, 2005.

5.   INVENTORIES

                                                               DECEMBER 31,
                                                       -------------------------
                                                         2006             2005
                                                       --------         --------
                                                           (IN THOUSANDS)
Finished goods, net ..........................         $169,183         $182,567
Work in process, net .........................            4,654            4,235
Raw materials, net ...........................           60,133           56,495
                                                       --------         --------
    Total inventories, net ...................         $233,970         $243,297
                                                       ========         ========

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

6.   PROPERTY, PLANT AND EQUIPMENT

                                                              DECEMBER 31,
                                                        -----------------------
                                                          2006           2005
                                                        --------       --------
                                                             (IN THOUSANDS)
Land, buildings and improvements .....................  $ 71,147       $ 70,748
Machinery and equipment ..............................   133,022        136,010
Tools, dies and auxiliary equipment ..................    24,270         22,447
Furniture and fixtures ...............................    29,255         28,634
Leasehold improvements ...............................     7,595          7,485
Construction in progress .............................     5,732          6,552
                                                        --------       --------
                                                         271,021        271,876
Less accumulated depreciation ........................   190,930        186,071
                                                        --------       --------
Total property, plant and equipment, net..............  $ 80,091       $ 85,805
                                                        ========       ========

Depreciation expense was $13.4 million, $15 million and $16.8 million for 2006 , 2005 and 2004, respectively.

7.   GOODWILL AND OTHER INTANGIBLE ASSETS

We test for impairment of our remaining goodwill at least annually. Under SFAS No. 142, "Goodwill and Other Intangible Assets," we completed our annual impairment test of goodwill as of December 31, 2006 and 2005, respectively, and determined that our goodwill was not impaired.

For 2004, after completion of our annual impairment test of goodwill, we determined that the carrying amounts of two of our reporting units exceeded the corresponding fair values, which were determined based on the discounted estimated future cash flows of the reporting units, the Company's weighted average cost of capital and market multiples. As a result, we recorded an impairment loss in the fourth quarter of 2004 of our remaining goodwill in our Temperature Control and European segments of $4.8 million and $1.6 million, respectively.

The changes in the carrying value of goodwill for our segments during the two years ended December 31, 2006 are as follows (in thousands):


                                            ENGINE      TEMPERATURE
                                           MANAGEMENT    CONTROL    EUROPE         TOTAL
                                           ----------    -------    ------         -----
Balance as of December 31, 2004 ........   $ 50,337       $--        $ --        $ 50,337
Purchase accounting adjustments (Note 2)     (1,243)       --          --          (1,243)
Balance as of December 31, 2005 ........   $ 49,094       $--        $ --        $ 49,094
Purchase accounting adjustments (Note 2)    (10,606)       --          --         (10,606)
                                           --------      ------     ------       --------
Balance as of December 31, 2006 ........   $ 38,488       $--        $ --        $ 38,488
                                           ========      ======     ======       ========

In connection with the acquisition of DEM, we completed the purchase price allocation in June 2004. As a result, goodwill was reduced by $15.3 million in 2004 comprised of $16.1 million reclassified to other intangible assets based on a fair market valuation and $0.8 million increase related to the acquired inventory. During 2006 and 2005, goodwill was reduced $10.6 million and $1.2 million, respectively, based on a reduction in the restructuring cost estimate that had been established in purchase accounting. (See Note 2)

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

OTHER INTANGIBLE ASSETS

Other intangibles assets include computer software. Computer software, net of amortization, was $4.5 million and $3.9 million as of December 31, 2006 and 2005, respectively. Computer software is amortized over its estimated useful life of 3 to 10 years. Amortization expense for computer software was $1.0 million, $0.8 million and $1.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

ACQUIRED INTANGIBLE ASSETS

Acquired identifiable intangible assets associated with the acquisition of DEM, as of December 31, 2006 and 2005, consist of (in thousands):

                                                               DECEMBER 31,
                                                         -----------------------
                                                           2006            2005
                                                         -------         -------
Gross customer relationships ...................         $10,000         $10,000
Trademarks and trade names .....................           6,100           6,100
                                                         -------         -------
                                                          16,100          16,100
Less accumulated amortization(1) ...............           2,778           1,667
                                                         -------         -------
Net ............................................         $13,322         $14,433
                                                         =======         =======

(1) Applies to the gross customer relationships.

Of the total purchase price, $16.1 million was allocated to intangible assets consisting of customer relationships and trademarks and trade names; $10 million was assigned to customer relationships and will be amortized on a straight-line basis over the estimated useful life of 10 years; and the remaining $6.1 million of acquired intangible assets was assigned to trademarks and trade names which is not subject to amortization as they were determined to have indefinite useful lives. Amortization expense for acquired intangible assets was $1.1 million, $1.1 million and $0.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Estimated amortization expense for the next five years is $1.1 million in each year during 2007 through 2011.

8.   OTHER ASSETS
                                                                DECEMBER 31,
                                                          ----------------------
                                                            2006           2005
                                                          -------        -------
                                                             (IN THOUSANDS)
Equity in joint ventures .........................        $ 2,483        $ 2,014
Deferred income taxes, net (Note 16) .............         24,434         26,567
Deferred financing costs, net ....................          2,897          4,558
Other ............................................         12,060         11,008
                                                          -------        -------
     Total other assets, net .....................        $41,874        $44,147
                                                          =======        =======

Included in the above caption "Other" is a preferred stock investment of $1.5 million in a customer, which is carried at cost. Net sales to this customer amounted to $37.4 million, $47.8 million and $65.3 million in 2006, 2005 and 2004, respectively.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

As of December 31, 2006, we have equity ownership investments in several joint ventures located in Europe, Canada, and Israel. Our ownership interests in these joint ventures are accounted for on the equity method. The two largest of our joint ventures are Blue Streak Electronics, Ltd. ("BSE") located in Canada and Testar Ltd. ("Testar") located in Israel. The investments and equity income in our other joint ventures are not individually material. The following is a brief description of each of the two largest of our joint ventures:

BLUE STREAK ELECTRONICS, LTD.

Since established in 1992, we have maintained a 50% ownership interest in this joint venture. The joint venture remanufactures on-board computers for the automobile aftermarket. The headquarters and manufacturing facility of BSE are located in Canada. BSE has a fiscal year end of December 31.

TESTAR, LTD.

Since established in 1995, we have maintained a 50% ownership interest in this joint venture. The headquarters and manufacturing facility of Testar are located in Israel. The joint venture produces software products for use in on-board computers for the automobile aftermarket. Testar has a fiscal year end of December 31.

The following is summarized selected financial information from our joint ventures (in thousands):


       AGGREGATED FINANCIAL INFORMATION                                AS OF DECEMBER 31,
------------------------------------------------
                                                             2006       2005        2004        2003
                                                           --------   --------    --------    --------

Current Assets .........................................   $ 10,445   $ 10,720    $ 11,013    $  9,885
Non-Current Assets .....................................      2,928      2,928       3,532       3,355
Current Liabilities ....................................      6,197      6,583       9,027       8,741
Non-Current Liabilities ................................      1,635      2,067         639         356

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                             2006       2005        2004        2003
                                                           --------   --------    --------    --------

Net Sales ..............................................   $ 14,256   $ 14,846    $ 15,733    $ 12,947
Costs and Expenses .....................................     12,256     13,016      13,794      12,440
                                                           --------   --------    --------    --------
Net Income .............................................   $  2,000   $  1,830    $  1,939    $    507
                                                           ========   ========    ========    ========

       BLUE STREAK ELECTRONICS, LTD,                                     AS OF DECEMBER 31,
------------------------------------------
                                                             2006       2005        2004        2003
                                                           --------   --------    --------    --------

Current Assets .........................................   $  5,223   $  5,687    $  4,582    $  5,070
Non-Current Assets .....................................      2,661      2,645       3,138       2,955
Current Liabilities ....................................      3,855      4,372       3,891       4,578
Non-Current Liabilities ................................       --         --          --          --

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                             2006       2005        2004        2003
                                                           --------   --------    --------    --------

Net Sales ..............................................   $  7,563   $  8,541    $  9,149    $  7,474
Costs and Expenses .....................................      6,875      7,573       7,965       6,781
                                                           --------   --------    --------    --------
Net Income .............................................   $    688   $    968    $  1,184    $    693
                                                           ========   ========    ========    ========

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES




       TESTAR, LTD.                                                     AS OF DECEMBER 31,
-----------------------------------------
                                                             2006       2005        2004        2003
                                                           --------   --------    --------    --------

Current Assets .........................................   $    213   $  1,078    $  1,077    $  1,147
Non-Current Assets .....................................          7         11          11          12
Current Liabilities ....................................         69        113          93         139
Non-Current Liabilities ................................         42         22          25          20

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                             2006       2005        2004        2003
                                                           --------   --------    --------    --------

Net Sales ..............................................   $    520   $  1,389    $  1,299    $  1,278
Costs and Expenses .....................................        454        496         456         559
                                                           --------   --------    --------    --------
Net Income .............................................   $     66   $    893    $    843    $    719
                                                           ========   ========    ========    ========

       ALL OTHER                                                        AS OF DECEMBER 31,
-------------------------------------------
                                                             2006       2005        2004        2003
                                                           --------   --------    --------    --------

Current Assets .........................................   $  5,009   $  3,955    $  5,354    $  3,668
Non-Current Assets .....................................        260        272         383         388
Current Liabilities ....................................      2,273      2,098       5,043       4,024
Non-Current Liabilities ................................      1,593      2,045         614         336

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                             2006       2005        2004        2003
                                                           --------   --------    --------    --------

Net Sales ..............................................   $  6,173   $  4,916    $  5,285    $  4,195
Costs and Expenses .....................................      4,927      4,947       5,373       5,100
                                                           --------   --------    --------    --------
Net Income (Loss) ......................................   $  1,246   $    (31)   $    (88)   $   (905)
                                                           ========   ========    ========    ========

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

9.   CREDIT FACILITIES AND LONG-TERM DEBT

Total debt consists of (in thousands):
                                                                  DECEMBER 31,
                                                          ----------------------
                                                             2006         2005
                                                          --------      --------
CURRENT
Revolving credit facilities (1) ....................      $139,799      $149,236
Current portion of mortgage loan ...................           542           542
                                                          --------      --------
                                                           140,341       149,778
                                                          --------      --------
LONG-TERM DEBT
6.75% convertible subordinated debentures ..........        90,000        90,000
Mortgage loan ......................................         8,416         8,912
Other ..............................................           105           179
Less current portion of long-term debt .............           542           542
                                                          --------      --------
                                                            97,979        98,549
                                                          --------      --------

    Total debt .....................................      $238,320      $248,327
                                                          ========      ========

(1) Consists of the revolving credit facility, the Canadian term loan and the European revolving credit facility.

Maturities of long-term debt during the five years ending December 31, 2007 through 2011 are $0.5 million, $0.6 million, $90.6 million, $0.6 million and $0.7 million, respectively.

The Company had deferred financing cost of $2.9 million and $4.5 million as of December 31, 2006 and 2005, respectively. These costs related to the Company's revolving credit facility, the convertible subordinated debentures and a mortgage loan agreement, and these costs are being amortized in the amount of $1.7 million in 2007, $0.7 million in 2008, $0.2 million in 2009 and $0.3 million for the period 2010-2018.

REVOLVING CREDIT FACILITY

We are parties to an agreement with General Electric Capital Corporation, as agent, and a syndicate of lenders for a secured revolving credit facility. The term of the credit agreement is through 2008 and provides for a line of credit up to $305 million. Availability under our revolving credit facility is based on a formula of eligible accounts receivable, eligible inventory and eligible fixed assets. After taking into account outstanding borrowings under the revolving credit facility, there was an additional $82.5 million available for us to borrow pursuant to the formula at December 31, 2006. Our credit agreement also permits dividends and distributions by us provided specific conditions are met.

At December 31, 2006, the interest rate on the Company's revolving credit facility was 7.8%. Direct borrowings under our revolving credit facility bear interest at the prime rate plus the applicable margin (as defined) or, at our option, the LIBOR rate plus the applicable margin (as defined). Outstanding borrowings under the revolving credit facility (inclusive of the Canadian term loan described below), which are classified as current liabilities, was $133.3 million at December 31, 2006. The Company maintains cash management systems in compliance with its credit agreements. Such systems require the establishment of lock boxes linked to blocked accounts whereby cash receipts are channeled to various banks to insure pay-down of debt. Agreements also classify such accounts and the cash therein as additional security for loans and other obligations to the credit providers. Borrowings are collateralized by substantially all of our

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES assets, including accounts receivable, inventory and fixed assets, and those of certain of our subsidiaries. The terms of our revolving credit facility provide for, among other provisions, financial covenants requiring us, on a consolidated basis, (1) to maintain specified levels of fixed charge coverage at the end of each fiscal quarter (rolling twelve months) through 2008, and (2) to limit capital expenditure levels for each fiscal year through 2008. The terms of our revolving credit facility also provide, among other things, for the prohibition of accepting drafts under our customer draft programs after November 18, 2005.

CANADIAN TERM LOAN

In December 2005, our Canadian subsidiary entered into a credit agreement with GE Canada Finance Holding Company, for itself and as agent for the lenders, and GECC Capital Markets, Inc., as lead arranger and book runner. The credit agreement provides for, among other things, a $7 million term loan, which term loan is guaranteed and secured by us and certain of our wholly-owned subsidiaries and which term loan is coterminous with the term of our revolving credit facility. The $7 million term loan is part of the $305 million available for borrowing under our revolving credit facility.

REVOLVING CREDIT FACILITY--EUROPE

Our European subsidiary has a revolving credit facility. The amount of short-term bank borrowings outstanding under this facility was $6.5 million and $7 million at December 31, 2006 and 2005, respectively. The weighted average interest rates on these borrowings at December 31, 2006 and 2005 were 6.3% and 6.5%, respectively. At December 31, 2006, there was an additional $0.8 million available for our European subsidiary to borrow.

SUBORDINATED DEBENTURES

In July 1999, we completed a public offering of convertible subordinated debentures amounting to $90 million. The convertible debentures carry an interest rate of 6.75%, payable semi-annually, and will mature on July 15, 2009. The convertible debentures are convertible into 2,796,120 shares of our common stock at the option of the holder. We may, at our option, redeem some or all of the convertible debentures at any time on or after July 15, 2004, for a redemption price equal to the issuance price plus accrued interest. In addition, if a change in control, as defined in the agreement, occurs at the Company, we will be required to make an offer to purchase the convertible debentures at a purchase price equal to 101% of their aggregate principal amount, plus accrued interest. The convertible debentures are subordinated in right of payment to all of the Company's existing and future senior indebtedness.

MORTGAGE LOAN AGREEMENT

In June 2003, we borrowed $10 million under a mortgage loan agreement. The loan is payable in monthly installments. The loan bears interest at a fixed rate of 5.5% maturing in July 2018. The mortgage loan is secured by a building and related property.

10.  INTEREST RATE SWAP AGREEMENTS

We do not enter into financial instruments for trading or speculative purposes. The principal financial instruments we have used in the past for cash flow hedging purposes are interest rate swaps. We have entered into interest rate swap agreements to manage our exposure to interest rate changes. The swaps effectively convert a portion of our variable rate debt under the revolving credit facility to a fixed rate, without exchanging the notional principal amounts.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

In October 2003, we entered into an interest rate swap agreement with a notional amount of $25 million that matured in October 2006. Under this agreement, we received a floating rate based on the LIBOR interest rate, and paid a fixed rate of 2.45% on the notional amount of $25 million. As of December 31, 2005 we had recorded a liability of $0.2 million associated therewith. The net offset was recorded in accumulated other comprehensive income. Following the maturity of the swap agreement, none of these amounts remain outstanding as of December 31, 2006.

If, at any time, the swaps were determined to be ineffective, in whole or in part, due to changes in the interest rate swap or underlying debt agreements, the fair value of the portion of the interest rate swap determined to be ineffective would have been recognized as gain or loss in the statement of operations in the "interest expense" caption for the applicable period. There has not been any gain or loss reported in the statement of operations during the years ending December 31, 2006, 2005 or 2004.

11.  STOCKHOLDERS' EQUITY

We have authority to issue 500,000 shares of preferred stock, $20 par value, and our Board of Directors is vested with the authority to establish and designate any series of preferred, to fix the number of shares therein and the variations in relative rights as between each series. In December 1995, our Board of Directors established a new series of preferred shares designated as Series A Participating Preferred Stock. The number of shares constituting the Series A Preferred Stock is 30,000. The Series A Preferred Stock is designed to participate in dividends, ranks senior to our common stock as to dividends and liquidation rights and has voting rights. Each share of the Series A Preferred Stock shall entitle the holder to one thousand votes on all matters submitted to a vote of the stockholders of the Company. No such shares were outstanding at December 31, 2006.

As of December 31, 2006, we have Board authorization to repurchase additional shares at a maximum cost of $1.7 million. During 2006, we did not repurchase any shares of our common stock.

Accumulated other comprehensive income is comprised of the following (in thousands):

                                                                 DECEMBER 31,
                                                             ------------------
                                                               2006       2005
                                                             -------    -------
Foreign currency translation adjustments .................   $ 8,382    $ 7,082
Unrealized gain on interest rate swap
  agreement, net of tax ..................................      --          298
Initial adoption of FASB Statement No. 158,
  net of income taxes ....................................    (1,414)      --
Minimum pension liability ................................    (3,427)    (3,222)
                                                             -------    -------
Total accumulated other comprehensive income .............   $ 3,541    $ 4,158
                                                             =======    =======

In January 1996, our Board of Directors adopted a Shareholder Rights Plan ("Rights Plan"). Under the Rights Plan, the Board declared a dividend of one Preferred Share Purchase Right ("Right") for each of our outstanding common shares. The dividend was payable on March 1, 1996 to the shareholders of record as of February 15, 1996. The Rights were attached to and automatically traded with the outstanding shares of our common stock. The Rights were exercisable only upon the occurrence of certain events. In February 2006, the Rights Plan expired according to its stated terms.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

12.      STOCK-BASED COMPENSATION PLANS

We have five stock-based compensation plans. Under the 1994 Omnibus Stock Option Plan, as amended, which terminated as of May 25, 2004, we were authorized to issue options to purchase 1,500,000 shares. The options become exercisable over a three to five year period and expire at the end of five years following the date they become exercisable. Under the 2004 Omnibus Stock Plan, which terminates as of May 20, 2014, we were authorized to issue options to purchase 500,000 shares. The options become exercisable over a three to five year period and expire at the end of ten years following the date of grant. Under the 1996 Independent Directors' Stock Option Plan and the 2004 Independent Directors' Stock Option Plan, we were authorized to issue options to purchase 50,000 shares under each plan. The options become exercisable one year after the date of grant and expire at the end of ten years following the date of grant. Under the 2006 Omnibus Incentive Plan, which was approved by our shareholders in May 2006, we are authorized to issue equity awards of up to 700,000 shares. Equity awards forfeited under the previous stock option plans and incentive plan are eligible to be granted again under the 2006 Omnibus Incentive Plan with respect to the equity awards so forfeited. At December 31, 2006, under our stock option plans, there were an aggregate of (a) 1,030,948 shares of common stock authorized for grants, (b) 990,898 shares of common stock granted, and (c) no shares of common stock available for future grants. At December 31, 2006, under our 2006 Omnibus Incentive Plan, there were an aggregate of (a) 700,000 shares of common stock authorized for grants, (b) 94,100 shares of common stock granted, and (c) 605,900 shares of common stock available for future grants.

Effective January 1, 2006, we adopted SFAS 123R, "Share-Based Payment," which prescribes the accounting for equity instruments exchanged for employee and director services. Under SFAS 123R, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the grant, and is recognized as an expense over the service period applicable to the grantee. The service period is the period of time that the grantee must provide services to us before the stock-based compensation is fully vested. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment," relating to SFAS 123R. We have followed the SEC's guidance in SAB 107 in our adoption of SFAS 123R.

Prior to January 1, 2006, we accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the intrinsic value method, no compensation expense was recognized in our financial statements for the stock-based compensation, because the stock-based compensation that we granted was incentive stock options and all of the stock options granted had exercise prices equivalent to the fair market value of our common stock on the grant date. We also followed the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation," as amended, "Accounting for Stock-Based Compensation--Transition and Disclosure".

We adopted SFAS 123R using the modified prospective transition method. Under this transition method, the financial statement amounts for the periods before 2006 have not been restated to reflect the fair value method of expensing the stock-based compensation. The compensation expense recognized on or after January 1, 2006 includes the compensation cost based on the grant-date fair value estimated in accordance with: (a) SFAS 123 for all stock-based compensation that was granted prior to, but vested on or after, January 1, 2006; and (b) SFAS 123R for all stock-based compensation that was granted on or after

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

January 1, 2006. Stock-based compensation expense was $848,000 ($516,100 net of tax) or $0.03 per basic and diluted share for the year ended December 31, 2006.

Had we determined compensation cost based on the fair value at the grant date for our pre-2006 stock option grants, our pro forma net income and net income per common share would have been as follows (in thousands, except per share data):
                                                      Year Ended      Year Ended
                                                      December 31    December 31
                                                         2005           2004
                                                     ------------    -----------
Net losses as reported ............................    $(3,545)        $(14,380)
Less: Stock-based employee compensation expense
determined under fair value method
  for all awards, net of related tax effects ......        678              452
                                                       -------         --------
Pro forma net losses ..............................    $(4,223)        $(14,832)
                                                       =======         ========
Losses per share:
    Basic - as reported ...........................    $ (0.18)        $  (0.74)
                                                       -------         --------
    Basic - pro forma .............................    $ (0.22)        $  (0.77)
                                                       -------         --------
    Diluted - as reported .........................    $ (0.18)        $  (0.74)
                                                       -------         --------
    Diluted - pro forma ...........................    $ (0.22)        $  (0.77)
                                                       -------         --------

STOCK OPTION GRANTS

There were no stock options granted in the year ended December 31, 2006 and options to purchase 280,500 shares of common stock were granted in the year ended December 31, 2005. Accordingly, we have recognized compensation expense for prior years' grants which vest after January 1, 2006 based on the grant-date fair value, estimated in accordance with SFAS 123 which was used in our prior pro forma disclosure. Further, the current year's expense reflects our estimate of expected forfeitures which we determine to be immaterial, based on history and remaining time until vesting of the remaining options.

The stock options granted prior to 2006 have been vesting gradually at annual intervals. In our prior period SFAS 123 pro forma disclosures, our policy was to calculate the compensation expense related to the stock-based compensation granted to employees and directors on a straight-line basis over the full vesting period of the grants.

Prior to this year, we provided pro forma net income and net income per common share disclosures for stock option grants based on the fair value of the options at the grant date. For purposes of presenting pro forma information, the fair value of options granted was computed using the Black Scholes option pricing model with the following assumptions applicable to each remaining unvested annual grant:

YEAR OF GRANT:                                 2005            2004
-------------                                  ----            ----
Expected option life....................    3.9 years       3.9 years
Expected stock volatility...............        39.1%           38.6%
Expected dividend yield.................         3.4%            2.7%
Risk-free rate..........................         4.0%            3.6%
Fair value of option....................        $2.72           $3.46

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate was based on the US Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility was based on historical volatility of the Company's common stock.

The following is a summary of the changes in outstanding stock options for the year ended December 31, 2006:

                                                                     Weighted
                                                                      Average
                                                           Weighted  Remaining
                                                           Average  Contractual
                                                          Exercise     Term
                                             Shares         Price     (years)
                                            ------------------------------------
Outstanding at beginning of year .........   1,249,226    $   14.42     6.2
Expired ..................................    (180,665)   $   20.43     0
Exercised ................................     (70,038)   $   10.55     0
Forfeited, Other .........................      (7,625)   $   12.76     5.8
--------------------------------------------------------------------------------

Outstanding at end of year ...............     990,898    $   13.61     5.1
--------------------------------------------------------------------------------

Options exercisable at end of year .......     861,148    $   13.91     4.6
--------------------------------------------------------------------------------

The aggregate intrinsic value of all outstanding stock options was $1.9 million, of which $1.4 million relates to options that are exercisable. The total intrinsic value of options exercised was $0.3 million, $0 million and $0.7 million during the years ended December 31, 2006, 2005 and 2004, respectively.

The following is a summary of the changes in non-vested stock options for the year ended December 31, 2006:
                                                                  Weighted
                                                                Average Grant
                                                     Shares    Date Fair Value
                                                    --------------------------
Non-vested shares at January 1,                      494,426     $ 3.04
2006...................................
Forfeitures.........................................   5,000     $ 2.83
Vested.............................................. 359,676     $ 3.16
                                                     -------
Non-vested shares at December 31, 2006.............. 129,750     $ 2.72
                                                     =======

Stock option-based compensation expense in 2006 was $547,400 ($333,100 net of tax), including $264,700 for unvested options. As of December 31, 2006, we have $88,200 of unrecognized compensation cost related to non-vested stock options granted, which will be recognized over a weighted-average period of 0.25 years.

RESTRICTED AND PERFORMANCE STOCK GRANTS

Under our 2006 Omnibus Incentive Plan, the Company is authorized to issue shares of restricted and performance-based stock to eligible employees and directors. Prior to the time a restricted share becomes fully vested or a performance share is issued, the awardee cannot transfer, pledge, hypothecate or encumber such shares. Prior to the time a restricted share is fully vested, the awardee has all other rights of a stockholder, including the right to vote (but not receive dividends during the vesting period). Prior to the time a performance share is issued, the awardee shall have no rights as a stockholder. Restricted shares

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES become fully vested upon the third and first anniversary of the date of grant for employees and directors, respectively. Performance-based shares are subject to a three year measuring period and the achievement of Company performance targets and, depending upon the achievement of such performance targets, then may become vested on the third anniversary of the date of grant. Management believes it is probable that the performance targets will be achieved.

All shares and rights are subject to forfeiture if certain employment conditions are not met. Under the plan, 700,000 shares are authorized to be issued. For the year ended December 31, 2006, 95,225 restricted and performance-based shares were granted (67,725 restricted shares and 27,500 performance-based shares). In determining the grant date fair value for U.S. GAAP purposes, the stock price on the date of grant, as quoted on the New York Stock Exchange, was reduced by the present value of dividends expected to be paid on the shares issued and outstanding during the requisite service period, discounted at a risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the restriction or vesting period at the grant date. The fair value of the shares at the date of grant is amortized to expense ratably over the restriction period. For the year ended December 31, 2006, forfeitures are estimated at 2% for employees and 0% for executives and directors, respectively, based on evaluations of historical and expected future turnover.

The Company recorded compensation expense related to restricted shares and performance-based shares of $164,200 ($99,900 net of tax) and $0 for the year ended December 31, 2006 and 2005, respectively. The unamortized compensation expense related to the Company's restricted and performance-based shares was $506,200 at December 31, 2006 and is expected to be recognized over a weighted average period of 2.3 and 0.3 years for employees and directors, respectively.

The Company's restricted and performance-based share activity was as follows for the year ended December 31, 2006:
                                                               Weighted
                                                             Average Grant
                                                            Date Fair Value
                                                Shares         Per Share
                                             -----------   -----------------

Balance at January 1, 2006 ................       --             --
   Granted ................................     95,225         $ 7.21
   Vested .................................        200         $ 7.84
   Forfeited ..............................      1,250         $ 6.90
Balance at December 31, 2006 ..............     93,775         $ 7.21

The weighted-average grant date fair value of restricted and performance-based shares granted during the year ended December 31, 2006 was $676,600, or $7.21 per share. No restricted or performance-based shares were authorized, granted, outstanding or vested during the years ended December 31, 2005 and 2004.

13.    RETIREMENT BENEFIT PLANS

As discussed in Note 1, the Company adopted the provisions of SFAS No. 158 on December 31, 2006. The adoption related to retirement benefit plans resulted in a decrease to total assets of $0.1 million, a decrease to total liabilities $0.5 million, and an increase to shareholders' equity of $0.4 million. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, or for the Company's year ending December 31, 2008. The Company is presently evaluating the impact of the measurement date change, which is not expected to be material.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

We had a defined benefit pension plan covering certain former employees of our former brake business. During 2002, a partial settlement of the plan occurred in conjunction with the purchase of non-participating annuity contracts for plan members. The final settlement under the plan has occurred as the remaining assets under the plan have been distributed. All pension benefit obligations have been satisfied, the projected benefit obligation under the plan was $0, and the plan was closed out.

The following table represents a reconciliation of the beginning and ending benefit obligation, the fair value of plan assets and the funded status of the plan (in thousands):

                                                                 DECEMBER 31,
                                                            --------------------
                                                             2006        2005
                                                             ----        ----
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year ................    $  --       $  --
Interest cost ..........................................       --          --
Actuarial loss .........................................       --          --
Settlement .............................................       --          --
Benefits paid ..........................................       --          --
                                                            -------    --------
Benefit obligation at end of year ......................    $  --       $  --
                                                            =======    ========
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year
Settlement .............................................       (610)       --
Actual return on plan assets ...........................         23          (7)
Benefits paid ..........................................       --          --
                                                            -------    --------
Fair value of plan assets at end of year ...............    $     0     $   587
                                                            -------    --------
FUNDED STATUS ..........................................          0     $   587
Unrecognized net actuarial loss ........................          0          66
                                                            -------    --------
Net amount recognized (prepaid benefit cost) ...........    $     0     $   653
                                                            =======    ========

Weighted average assumptions are as follows (in thousands):

                                                               DECEMBER 31,
                                                        ------------------------
                                                        2006      2005      2004
                                                        ----      ----      ----

Discount rates ...................................      N/A       N/A       N/A
Expected long-term rate of return on assets ......      N/A       N/A       N/A

Components of net periodic (benefit) cost follow (in thousands):

                                                              DECEMBER 31,
                                                      --------------------------
                                                      2006       2005       2004
                                                      ----       ----       ----
Interest cost .................................       $--        $--        $--
Return on assets ..............................        --         --         --
Settlement ....................................        --         --         --
Recognized actuarial (gain) loss ..............          1         33        116
                                                      -----      -----     -----
Net periodic (benefit) cost ...................       $  1       $ 33       $116
                                                      =====      =====     =====

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

In addition, we participate in several multi-employer plans which provide defined benefits to substantially all unionized workers. The Multi-employer Pension Plan Amendments Act of 1980 imposes certain liabilities upon employers associated with multi-employer plans. The plan is administered by the Company, and contributions are determined in accordance with the provisions of a negotiated labor contract. We have not received information from the plans' administrators to determine our share, if any, of unfunded vested benefits.

We and certain of our subsidiaries also maintain various defined contribution plans, which include profit sharing and provide retirement benefits for other eligible employees. The provisions for retirement expense in connection with the plans are as follows (in thousands):
                                                                  DEFINED
                                                MULTI-        CONTRIBUTION AND
                                            EMPLOYER PLANS      OTHER PLANS
Year ended December 31,
2006.......................................     $ 445             $ 3,804
2005.......................................       434               3,759
2004.......................................       454               3,980

We have an Employee Stock Ownership Plan and Trust ("ESOP") for employees who are not covered by a collective bargaining agreement. Employees were granted 118,500 shares, 114,500 shares, and 110,000 shares during 2006, 2005 and 2004, respectively, under the terms of the ESOP. These shares were issued directly from treasury stock.

In 2000, we created an employee benefits trust to which we contributed 750,000 shares of treasury stock. We are authorized to instruct the trustees to distribute such shares toward the satisfaction of our future obligations under employee benefit plans. The shares held in trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be released. The trustees will vote the shares in accordance with its fiduciary duties. During 2006, we committed 118,500 shares to be released leaving 182,000 shares remaining in the trust. The provision for expense in connection with the ESOP was approximately $1.2 million in 2006, $1.3 million in 2005, and $1.6 million in 2004.

In August 1994, we established an unfunded Supplemental Executive Retirement Plan (SERP) for key employees. Under the plan, these employees may elect to defer a portion of their compensation and, in addition, we may at our discretion make contributions to the plan on behalf of the employees. Such contributions were $83,000 in 2006, $69,000 in 2005, and $79,000 in 2004.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

In October 2001, we adopted a second unfunded SERP. The SERP is a defined benefit plan pursuant to which we will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. We use a January 1 measurement date for this plan.

                                                                 DECEMBER 31,
                                                           ---------------------
                                                             2006         2005
                                                           -------      -------
                                                               (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year ..............     $ 5,495      $ 4,599
Service cost .........................................         393          394
Interest cost ........................................         284          255
Actuarial loss (gain) ................................        (530)         247
                                                           -------      -------
Benefit obligation at end of year ....................     $ 5,642      $ 5,495
                                                           =======      =======
FUNDED STATUS ........................................      (5,642)      (5,495)
Unrecognized prior service cost ......................         690          801
Additional minimum pension liability .................      (1,029)      (1,435)
Unrecognized net actuarial loss ......................         912        1,559
                                                           -------      -------
Net amount recognized (accrued benefit cost) .........     $(5,069)     $(4,570)
                                                           =======      =======

Components of net periodic benefit cost follow (in thousands):

                                                             DECEMBER 31,
                                                      --------------------------
                                                      2006       2005       2004
                                                      ----       ----       ----
Service cost ..................................       $393       $394       $355
Interest cost .................................        284        255        232
Amortization of prior service cost ............        111        110        111
Amortization of unrecognized loss .............        117        118        128
                                                      ----       ----       ----
Net periodic benefit cost .....................       $905       $877       $826
                                                      ====       ====       ====

Actuarial assumptions used to determine costs and benefit obligations are as follows:
                                                      DECEMBER 31,
                                            --------------------------------
                                            2006          2005         2004
                                            ----          ----        -----
Discount rates ....................         5.75%         5.50%       5.75%
Salary increase ...................            4%            4%          4%

The following SERP benefit payments are expected to be paid (in thousands):

                                                                   BENEFITS
                                                              ------------------

       2007...................................................         $ 0
       2008...................................................         351
       2009...................................................         351
       2010...................................................         351
       2011...................................................         351
       Years 2012 - 2016......................................       1,754

The estimated net loss and prior service cost for the plan that is expected to be amortized from accumulated other comprehensive income into pension costs during 2007 are $0.1 million and $0.1 million, respectively.

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

Our UK pension plan is comprised of a defined benefit plan and a defined contribution plan. Effective April 1, 2001, the defined benefit plan was closed to new entrants and existing active members ceased accruing any further benefits.

The following table represents a reconciliation of the beginning and ending benefit obligation and the funded status of our UK defined benefit plan:

                                                               DECEMBER 31,
                                                           --------------------
                                                             2006         2005
                                                           -------      -------
                                                              (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year ..............     $ 2,886      $ 3,412
Service cost .........................................        --           --
Interest cost ........................................         168          157
Actuarial loss .......................................        --           (216)
Benefits paid ........................................        (125)        (121)
Translation adjustment ...............................         381         (346)
                                                           -------      -------
Benefit obligation at end of year ....................     $ 3,310      $ 2,886
                                                           =======      =======
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year .......     $ 2,678      $ 2,353
Settlement ...........................................          94          109
Actual return on plan assets .........................         288          587
Benefits paid ........................................        (125)        (121)
Expenses .............................................        --            (12)
Translation adjustment ...............................         353         (238)
                                                           -------      -------
Fair value of plan assets at end of year .............     $ 3,288      $ 2,678
                                                           -------      -------
FUNDED STATUS ........................................         (22)        (208)
Unrecognized prior service cost ......................        --           --
Additional minimum pension liability .................      (1,974)      (2,380)
Unrecognized net actuarial loss ......................        --           --
                                                           -------      -------
Net amount recognized (accrued benefit cost) .........     $(1,996)     $(2,588)
                                                           =======      =======

Amounts recognized in the consolidated balance sheet consist of (in thousands):

                                                              DECEMBER 31,
                                                         -----------------------
                                                           2006           2005
                                                         -------        -------
Current liabilities ..............................       $  --          $  (208)
Non-current liabilities ..........................           (22)          --
Accumulated other comprehensive loss .............        (1,974)        (2,380)
                                                         -------        -------
Net amount recognized ............................       $(1,996)       $(2,588)
                                                         =======        =======

Amounts recognized in accumulated other comprehensive loss consist of (in thousands):

                                                                 DECEMBER 31,
                                                            --------------------
                                                             2006          2005
                                                            ------        ------
Net actuarial (gain) loss ..........................        $ --          $ --
Prior service cost (credit) ........................            22           208
Additional minimum pension liability ...............         1,974         2,380
                                                           ------        ------
Net amount recognized ..............................        $1,996        $2,588
                                                            ======        ======

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

Information for the UK pension plan with accumulated benefit obligation in excess of plan assets (in thousands):

                                                                DECEMBER 31,
                                                           ---------------------
                                                            2006           2005
                                                           ------         ------
Projected benefit obligation .....................         $3,310         $2,886
Accumulated benefit obligation ...................         $3,310         $2,886
Fair value of plan assets ........................         $3,288         $2,678

Components of net periodic benefit cost follow (in thousands):

                                                            DECEMBER 31,
                                                  -----------------------------
                                                   2006        2005        2004
                                                  -----       -----       -----
Service cost ...............................      $--         $--         $--
Interest cost ..............................        168         157         171
Amortization of transition obligation ......       --          --          --
Amortization of prior service cost .........       --          --          --
Amortization of net actuarial loss .........       --          --          --
Recognized actuarial (gain) loss ...........       (196)       (145)       (150)
                                                  -----       -----       -----
Net periodic benefit cost ..................      $ (28)      $  12       $  21
                                                  =====       =====       =====

Actuarial assumptions used to determine costs and benefit obligations are as follows:

                                                            DECEMBER 31,
                                                    ----------------------------
                                                     2006       2005       2004
                                                    -------    -------    ------
Discount rates ..................................... 5.23%      5.23%      5.23%
Inflation .......................................... 3.00%      3.00%      2.97%

The UK pension plan's weighted-average asset allocation by asset category are as follows:

                                                               DECEMBER 31,
                                                          ----------------------
                                                          2006             2005
                                                          ----             ----
Equity securities ............................              70%              78%
Bonds ........................................              14%              20%
Property .....................................              16%               0%
Cash .........................................               0%               2%
                                                           ----             ----
                                                           100%             100%
                                                           ===              ===

The return on plan assets for 2006 was approximately 9.8%. The return on plan assets for 2005 was approximately 28%.

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

                                                                 PENSION
                                                                 BENEFITS
                                                            ------------------

       2007.................................................     $  98
       2008.................................................       118
       2009.................................................       137
       2010.................................................       157
       2011.................................................       176
       Years 2012 - 2016....................................    $1,175

The provision for retirement expense in connection with the UK defined contribution plan is as follows (in thousands):

                                                              DEFINED
                                                         CONTRIBUTION PLAN
                                                         -----------------
Year ended December 31,
2006..............................................           $ 289
2005..............................................             305
2004..............................................             313

14.  POST-RETIREMENT MEDICAL BENEFITS

We provide certain medical and dental care benefits to eligible retired employees. Our current policy is to fund the cost of the health care plans on a pay-as-you-go basis.

Effective September 1, 2005, we restricted the eligibility requirements of employees who can participate in this program, whereby all active participants hired after 1995 are no longer eligible. In addition, in accordance with SFAS No. 106, Employers' Accounting For Post-Retirement Benefits Other Than Pensions, we recognized a curtailment gain of $3.8 million for our post-retirement plan related to changes made to our plan which included the above eligibility restriction. The curtailment accounting required us to recognize pro-rata portion of the unrecognized prior service cost as a result of the changes.

In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Reform Act") was signed into law. The Medicare Reform Act expanded Medicare to include, for the first time, coverage for prescription drugs. In connection with the Medicare Reform Act, the FASB issued FASB Staff Position ("FSP") No. FAS 106-2, which provides guidance on accounting for the effects of the new Medicare prescription drug legislation for employers whose prescription drug benefits are actuarially equivalent to the drug benefit under Medicare Part D and are therefore entitled to receive subsidies from the federal government beginning in 2006. In January 2005, the Centers for Medicare and Medicaid Services released final regulations implementing major provisions of the Medicare Reform Act. The regulations address key concepts, such as defining a plan, as well as the actuarial equivalence test for purposes of obtaining a government subsidy. Pursuant to the guidance in FSP No. FAS 106-2, we have assessed the financial impact of the regulations and concluded that our post-retirement benefit plan will be qualified for the direct subsidies and, consequently, our accumulated post-retirement benefit obligation decreased by $6.8 million.

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

As a result of the reduced eligibility and Medicare subsidy explained above, we are benefiting in 2006 from a reduction to our post-retirement benefit costs through negative amortization of prior service costs.

As discussed in Note 1, the Company adopted the provisions of SFAS No. 158 on December 31, 2006. The adoption related to post-retirement medical benefit plans resulted in an increase to total assets of $1.3 million, an increase to total liabilities $3.1 million, and a decrease to shareholders' equity of $1.9 million. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, or for the Company's year ending December 31, 2008. The Company is presently evaluating the impact of the measurement date change, which is not expected to be material.

The following table represents a reconciliation of the beginning and ending benefit obligation and the funded status of the plan (in thousands):


                                                             DECEMBER 31,
                                                        -----------------------
                                                          2006           2005
                                                        --------       --------
Benefit obligation at beginning of year ..........      $ 35,302       $ 46,960
Service cost .....................................           807          2,924
Interest cost ....................................         2,050          2,330
Amendments .......................................          --          (20,667)
Actuarial loss ...................................           953          4,749
Benefits paid ....................................          (920)          (994)
                                                        --------       --------
Benefit obligation at end of year ................      $ 38,192       $ 35,302
                                                        --------       --------
Funded status ....................................      $(38,192)      $(35,302)
Unrecognized transition obligation ...............          --               34
Unrecognized prior service costs .................          --          (14,334)
Unrecognized net actuarial loss ..................          --           15,114
                                                        --------       --------
Accrued benefit cost .............................      $(38,192)      $(34,488)
                                                        ========       ========

Components of net periodic benefit cost following (in thousands):


                                                            DECEMBER 31
                                                 -------------------------------
                                                   2006        2005        2004
                                                 -------     -------     -------
Service cost ................................    $   807     $ 2,924     $ 3,486
Interest cost ...............................      2,050       2,330       2,389
Amortization of transition obligation .......          4          30          42
Amortization of prior service cost ..........     (2,868)     (1,190)        124
Amortization of net actuarial loss ..........       --             6           5
Recognized actuarial (gain) loss ............      1,481       1,056         663
                                                 -------     -------     -------
Net periodic benefit cost ...................    $ 1,474     $ 5,156     $ 6,709
SFAS 106 curtailment gain ...................       --        (3,842)       --
                                                 -------     -------     -------
     Total benefit cost .....................    $ 1,474     $ 1,314     $ 6,709
                                                 =======     =======     =======

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

Actuarial assumptions used to determine costs and benefit obligations are as follows:

                                                             DECEMBER 31,
                                                      -------------------------
                                                       2006      2005      2004
                                                      -----      ----     -----
Discount rate ....................................     5.75%     5.50%    5.75%
Current medical cost trend rate ..................      9%        9%       10%
Current dental cost trend ........................      5%        5%        5%
Ultimate medical cost trend rate .................      5%        5%        5%
Year trend rate declines to ultimate .............     2011      2010      2009

Our measurement date for this plan is December 31.

The following benefit payments which reflect expected future service, as appropriate, are expected to be paid (in thousands):

                                                                      NET
                                                                POST-RETIREMENT
                                                                   BENEFITS
                                                       -------------------------
                        2007........................                $ 997
                        2008........................                1,080
                        2009........................                1,181
                        2010........................                1,292
                        2011........................                1,385
                        Years 2012 - 2016...........              $ 9,273

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2006 (in thousands):

                                                                   1-PERCENTAGE-
                                                    1-PERCENTAGE-     POINT
                                                    POINT INCREASE   DECREASE
                                                    ----------------------------
Effect on total of service and
  interest cost components................          $   565         $   (453)
Effect on post retirement
  benefit obligation...........................     $ 6,762         $ (5,477)

The estimated net loss and prior service cost (credit) for the plan that is expected to be amortized from accumulated other comprehensive income into post-retirement medical benefits cost during 2007 are $1.2 million and ($2.9) million, respectively.

15.  OTHER INCOME (EXPENSE), NET
                                                       YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   2006        2005        2004
                                                 -------     -------     -------
                                                         (IN THOUSANDS)
Interest and dividend income ................    $   498     $   311     $   615
Gain on early retirement of debt ............       --         1,258        --
Income from joint ventures (Note 8) .........        915         956         753
Loss on divestiture of European
  Temperature Control operations ............     (3,209)       --          --
Gain (loss) on disposal of property,
  plant and equipment .......................        (71)        160        --
(Loss) gain on foreign exchange .............        646        (768)        731
Other income - net ..........................        838         731         762
                                                 -------     -------     -------
    Total other income (expense), net .......    $  (383)    $ 2,648     $ 2,861
                                                 =======     =======     =======

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

16.  INCOME TAXES

The income tax provision (benefit) consists of the following (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                  2006        2005        2004
                                                -------     -------     -------
Current:
  Domestic .................................    $   968     $   233     $(2,476)
   Foreign .................................      2,135       2,137       4,022
                                                -------     -------     -------
Total Current ..............................      3,103       2,370       1,546
Deferred:
   Domestic ................................      3,416      (1,074)     (4,558)
   Foreign .................................        (25)        127        (667)
                                                -------     -------     -------
Total Deferred .............................      3,391        (947)     (5,225)
                                                -------     -------     -------
Total income tax provision (benefit) .......    $ 6,494     $ 1,423     $(3,679)
                                                =======     =======     =======

We have not provided for U.S. income taxes on the undistributed earnings of our foreign subsidiaries that are deferred from U.S. income taxation and that we intend to be permanently reinvested. The Company has provided for U.S. income tax regarding those undistributed earnings of our foreign subsidiaries subject to current taxation under Subpart F of the Internal Revenue Code. Cumulative undistributed earnings of foreign subsidiaries on which no U.S. income tax has been provided were $35.9 million at the end of 2006, $36.1 million at the end of 2005 and $28.8 million at the end of 2004.

Earnings before income taxes for foreign operations (excluding Puerto Rico) amounted to approximately $6.6 million, $6.8 million and $6.8 million in 2006, 2005 and 2004, respectively. Prior to 2006, U.S. income taxes on the earnings of the Puerto Rican subsidiary were largely eligible for tax credits against such U.S. income taxes. During 2006, such earnings became fully subject to U.S. income taxes. Such earnings are partially exempt from Puerto Rican income taxes under a tax exemption grant expiring in 2016.

Reconciliations between taxes at the United States federal income tax rate and taxes at our effective income tax rate on earnings from continuing operations before income taxes are as follows:


                                                       YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                    2006       2005       2004
                                                  -------    -------    -------

U.S. federal income tax rate of 35% ...........   $ 5,480    $  (121)   $(4,405)
Increase (decrease) in tax rate resulting from:
   State and local income taxes, net of federal
      income tax benefit ......................        33       (121)      (361)
   State tax credits ..........................         8       (535)      --
   Non-deductible items, net ..................       246        241        174
   Impact on deferred tax assets, Puerto Rico .    (1,146)      --         --
   Income (benefit) taxes attributable
      to foreign income .......................        (2)    (1,115)     1,095
   Change in valuation allowance ..............     1,875      3,074       (182)
                                                  -------    -------    -------
   Provision (benefit) for income taxes .......   $ 6,494    $ 1,423    $(3,679)
                                                  =======    =======    =======

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

The following is a summary of the components of the net deferred tax assets and liabilities recognized in the accompanying consolidated balance sheets (in thousands):


                                                               DECEMBER 31,
                                                         ----------------------
                                                            2006          2005
                                                         --------      --------
Deferred tax assets:
   Inventories .....................................     $  9,922      $  8,701
   Allowance for customer returns ..................        7,285         8,298
   Post-retirement benefits ........................       13,261        12,889
   Allowance for doubtful accounts .................        3,495         3,375
   Accrued salaries and benefits ...................        9,672         5,596
   Net operating loss, capital loss and tax
      credit carry forwards ........................       21,136        24,928
   Goodwill ........................................        1,512         2,458
   Accrued asbestos liabilities ....................        8,691        10,703
   Other ...........................................        7,194         7,142
                                                         --------      --------
                                                           82,168        84,090
                                                         --------      --------
   Valuation allowance .............................      (28,006)      (26,131)
                                                         --------      --------
   Total ...........................................     $ 54,162      $ 57,959
                                                         ========      ========
Deferred tax liabilities:
   Depreciation ....................................     $  4,743      $  7,270
   Promotional costs ...............................          482           233
   Goodwill ........................................          514           444
   Restructuring costs .............................        8,620         7,659
   Other ...........................................        1,358         1,705
                                                         --------      --------
   Total ...........................................       15,717        17,311
                                                         --------      --------
Net deferred tax assets ............................     $ 38,445      $ 40,648
                                                         ========      ========

The current net deferred tax assets are $14 million and $14.1 million for 2006 and 2005, respectively. The non-current net deferred tax assets are $24.4 million and $26.6 million for 2006 and 2005, respectively. The tax valuation allowance was allocated to the current deferred tax assets in the amounts of $10.3 million and $9.1 million in 2006 and 2005, respectively. The long term tax deferred assets had a valuation allowance of $17.7 million and $17.1 million in 2006 and 2005, respectively.

We performed an assessment regarding the realization of the net deferred tax assets, which includes projecting future taxable income, and have increased the valuation allowance by $1.9 million. The increase in the valuation allowance specifically applied to the capital loss realized in the US during the year as well as to European operating losses, given the uncertainty of realizing these benefits in the future. The valuation allowance is intended in part to provide for the uncertainty regarding the ultimate utilization of the Company's U.S. net operating and capital loss carryovers, state tax credit carryovers, U.S. foreign tax credit carryovers, foreign net operating loss carry forwards, and certain long lived deferred tax assets stemming mainly from accrued asbestos liabilities and post-retirement benefit obligations. Approximately $21 million of the valuation allowance relates to US tax assets of $53 million. Approximately $97 million of taxable income will need to be generated to realize the deferred tax asset. We believe it is more likely than not that we will be able to generate this level of taxable income within 5 years based on the continuance of recently improved trends. As such, with regard to the remaining net deferred tax assets, we have determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the related benefits. However, if we are unable to generate sufficient taxable income in the future through our operations, increases in the valuation allowance may be required.

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

At December 31, 2006, we have approximately $32.6 million of domestic and foreign net operating loss carry forwards, of which $21.3 million will expire between 2024 and 2025, with the remainder (foreign) having an indefinite carry forward period. We also have foreign tax credit carry forwards of approximately $1.1 million that will expire between 2010 and 2012, a capital loss carry forward of approximately $2.8 million that will expire in 2011 and an alternative minimum tax credit carry forward of approximately $6.2 million, which has no expiration date.

17.  INDUSTRY SEGMENT AND GEOGRAPHIC DATA

Under the provisions of Statement of Financial Accounting Standards SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), we have three reportable operating segments, which are the major product areas of the automotive aftermarket in which we compete. Engine Management consists primarily of ignition and emission parts, wire and cable, and fuel system parts. Temperature Control consists primarily of compressors, other air conditioning parts and heater parts. The third reportable operating segment is Europe, which consists of both Engine Management and Temperature Control reporting units.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 1). The following tables contain financial information for each reportable segment (in thousands):

                                                   YEAR ENDED DECEMBER 31,
                                          --------------------------------------
                                              2006          2005          2004
                                          ---------     ---------     ---------
Net sales:
  Engine Management ..................    $ 543,221     $ 547,008     $ 562,769
  Temperature Control ................      211,102       229,226       210,094
  Europe .............................       47,044        43,423        40,651
  Other ..............................       10,657        10,756        10,769
                                          ---------     ---------     ---------
    Total ............................    $ 812,024     $ 830,413     $ 824,283
                                          =========     =========     =========
Depreciation and amortization:
  Engine Management ..................    $   9,893     $   9,992     $  10,921
  Temperature Control ................        3,457         4,717         5,640
  Europe .............................          816         1,415         1,444
  Other ..............................        1,320         1,232         1,008
                                          ---------     ---------     ---------
    Total ............................    $  15,486     $  17,356     $  19,013
                                          =========     =========     =========
Operating profit (loss):
  Engine Management ..................    $  41,249     $  19,338     $  24,549
  Temperature Control ................       11,954        11,936        (2,114)
  Europe .............................           46          (572)       (2,034)
  Other ..............................      (17,934)      (16,620)      (22,138)
                                          ---------     ---------     ---------
    Total ............................    $  35,315     $  14,082     $  (1,737)
                                          =========     =========     =========

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

                                                   YEAR ENDED DECEMBER 31,
                                           -------------------------------------
                                              2006         2005          2004
                                           ---------    ---------     ---------
Investment in equity affiliates:
  Engine Management ...................    $    --      $    --       $    --
  Temperature Control .................         --           --            --
  Europe ..............................          201         (202)         (322)
  Other ...............................        2,282        2,216         2,260
                                           ---------    ---------     ---------
    Total .............................    $   2,483    $   2,014     $   1,938
                                           =========    =========     =========
Capital expenditures:
  Engine Management ...................    $   7,481    $   7,511     $   7,513
  Temperature Control .................        1,339        1,813         1,383
  Europe ..............................        1,215          623           793
  Other ...............................           45           10            85
                                           ---------    ---------     ---------
  Total ...............................    $  10,080    $   9,957     $   9,774
                                           =========    =========     =========
Total assets:
  Engine Management ...................    $ 430,158    $ 438,116     $ 429,631
  Temperature Control .................      109,734      114,441       125,656
  Europe ..............................       26,708       28,217        30,936
  Other ...............................       73,492       72,270        70,346
                                           ---------    ---------     ---------
    Total .............................    $ 640,092    $ 653,044     $ 656,569
                                           =========    =========     =========

Reconciliation of segment operating profit (loss) to net income (loss):

                                                     YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                 2006        2005        2004
                                               --------    --------    --------
 Operating profit (loss) ...................   $ 35,315    $ 14,082    $ (1,737)
 Other (expense) income ....................       (383)      2,648       2,861
 Interest expense ..........................     19,275      17,077      13,710
                                               --------    --------    --------
Earnings (loss) from continuing operations
    before taxes ...........................     15,657        (347)    (12,586)
 Income tax expense (benefit) ..............      6,494       1,423      (3,679)
                                               --------    --------    --------

Earnings (loss) from continuing operations        9,163      (1,770)     (8,907)
  Discontinued operation, net of tax .......        248      (1,775)     (3,909)
  Cumulative effect of accounting
    change, net of tax .....................       --          --        (1,564)
                                               --------    --------    --------
Net earnings (loss) ........................   $  9,411    $ (3,545)   $(14,380)
                                               ========    ========    ========

Our five largest individual customers, including members of a marketing group, accounted for 51%, 52% and 50% of consolidated net sales in 2006, 2005 and 2004, respectively. These net sales were generated from our Engine Management and Temperature Control Segments.

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

Other Adjustments consist of items pertaining to our corporate headquarters function, as well as our Canadian business unit that does not meet the criteria of a reportable operating segment under SFAS 131.

                                                          REVENUE
                                                  YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                        2006             2005             2004
                                      --------         --------         --------
                                                  (IN THOUSANDS)
United States ...............         $688,030         $716,358         $714,955
Canada ......................           48,537           46,353           45,115
Europe ......................           47,044           43,423           40,651
Other Foreign ...............           28,413           24,279           23,562
                                      --------         --------         --------
   Total ....................         $812,024         $830,413         $824,283
                                      ========         ========         ========



                                                     LONG LIVED ASSETS
                                                  YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                         2006            2005            2004
                                      --------         --------         --------
                                                  (IN THOUSANDS)
United States ...............         $144,208         $161,451         $174,056
Europe ......................            4,821            4,682            6,214
Canada ......................            4,014            3,900            4,144
Other Foreign ...............              778              754              785
                                      --------         --------         --------
  Total .....................         $153,821         $170,787         $185,199
                                      ========         ========         ========


Revenues are attributed to countries based upon the location of the customer. Long lived assets are attributed to countries based upon the location of the assets.

19.      FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS

The carrying amount approximates fair value because of the short maturity of those instruments.

TRADE ACCOUNTS RECEIVABLE

The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

TRADE ACCOUNTS PAYABLE

The carrying amount of trade payables approximates fair value because of their short outstanding terms.

SHORT TERM BORROWINGS

The carrying value of these borrowings equals fair market value because their interest rate reflects current market rates.

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

LONG-TERM DEBT

The fair value of our long-term debt is estimated based on quoted market prices or current rates offered to us for debt of the same remaining maturities.

INTEREST RATE SWAPS

The fair value of our financial instruments is based on market quotes and represents the net amount required to terminate the position, taking into consideration market rates and counterparty credit risk.

The estimated fair values of our financial instruments are as follows (in thousands):

                                                  CARRYING AMOUNT     FAIR VALUE
                                                  ---------------     ----------
DECEMBER 31, 2006
Cash and cash equivalents ..................          $ 22,348          $ 22,348
Trade accounts receivable ..................           183,664           183,664
Trade accounts payable .....................            53,783            53,783
Short term borrowings ......................           139,799           139,799
Long-term debt .............................            98,521            94,584
Interest rate swaps ........................              --                --

DECEMBER 31, 2005
Cash and cash equivalents ..................          $ 14,046          $ 14,046
Trade accounts receivable ..................           176,294           176,294
Trade accounts payable .....................            52,535            52,535
Short term borrowings ......................           149,236           149,236
Long-term debt .............................            99,091            97,847
Interest rate swaps ........................               496               496

20. COMMITMENTS AND CONTINGENCIES

Total rent expense for the three years ended December 31, 2006 was as follows (in thousands):


                                                   TOTAL   REAL ESTATE    OTHER
2006......................................        $8,438      $5,983     $2,455
2005......................................         9,928       6,970      2,958
2004......................................        11,858       7,686      4,172

At December 31, 2006, we are obligated to make minimum rental payments through 2017, under operating leases, which are as follows (in thousands):

2007....................................................           $ 6,657
2008....................................................             5,614
2009....................................................             4,446
2010....................................................             2,059
2011....................................................             1,913
Thereafter..............................................             8,582
                                                                   -------
Total...................................................           $29,271
                                                                   =======

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

We also have lease and sub-lease agreements in place for various properties under our control. We expect to receive operating lease payments from lessees during the five years ending December 31, 2007 through 2012 of $0.7 million, $0.6 million, $0.4 million, $0.2 million, and $0, respectively.

We generally warrant our products against certain manufacturing and other defects. These product warranties are provided for specific periods of time of the product depending on the nature of the product. As of December 31, 2006 and 2005, we have accrued $11.7 million and $12.7 million, respectively, for estimated product warranty claims included in accrued customer returns. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. Warranty expense for each of the years 2006, 2005 and 2004 were $49.3 million, $50.3 million and $47.8 million, respectively.

The following table provides the changes in our product warranties (in thousands):

                                                             DECEMBER 31,
                                                       -------------------------
                                                          2006        2005
                                                          ----        ----
   Balance, beginning of period......................  $ 12,701     $13,194
   Liabilities accrued for current year sales........    49,259      50,273
   Settlements of warranty claims....................   (50,256)    (50,766)
                                                       --------     -------
   Balance, end of period............................  $ 11,704     $12,701
                                                       ========     =======

LETTERS OF CREDIT. At December 31, 2006, we had outstanding letters of credit with certain vendors aggregating approximately $2.2 million. The contract amount of the letters of credit is a reasonable estimate of their value as the value for each is fixed over the life of the commitment.

CHANGE OF CONTROL ARRANGEMENTS. We entered into Change in Control arrangements with two key officers. In the event of a Change of Control (as defined in the agreement), each executive will receive severance payments (as defined in the agreement) and certain other benefits.

ASBESTOS. In 1986, we acquired a brake business, which we subsequently sold in March 1998 and which is accounted for as a discontinued operation. When we originally acquired this brake business, we assumed future liabilities relating to any alleged exposure to asbestos-containing products manufactured by the seller of the acquired brake business. In accordance with the related purchase agreement, we agreed to assume the liabilities for all new claims filed on or after September 1, 2001. Our ultimate exposure will depend upon the number of claims filed against us on or after September 1, 2001 and the amounts paid for indemnity and defense thereof. At December 31, 2006, approximately 3,270 cases were outstanding for which we were responsible for any related liabilities. We expect the outstanding cases to increase gradually due to recent legislation in certain states mandating minimum medical criteria before a case can be heard. Since inception in September 2001 through February 28, 2007, the amounts paid for settled claims are approximately $5 million. We do not have insurance coverage for the defense and indemnity costs associated with these claims.

In evaluating our potential asbestos-related liability, we have considered various factors including, among other things, an actuarial study performed by a leading actuarial firm with expertise in assessing asbestos-related liabilities, our settlement amounts and whether there are any co-defendants, the jurisdiction in which lawsuits are filed, and the status and results of settlement discussions. As is our accounting policy, we engage actuarial consultants with experience in assessing asbestos-related liabilities to estimate our potential claim liability. The methodology used to project asbestos-related liabilities and costs in the study considered: (1) historical data available from publicly available studies; (2) an analysis of our recent claims history to estimate likely filing rates into the future; (3) an analysis of our currently pending claims; and (4) an analysis of our settlements to date in order to develop average settlement values. The most recent actuarial study was performed as of

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

August 31, 2006. Based upon all the information considered by the actuarial firm, the actuarial study estimated an undiscounted liability for settlement payments, excluding legal costs, ranging from $22.1 million to $53.9 million for the period through 2050. The change from the prior year study was a $3.2 million decrease for the low end of the range and a $2.6 million increase for the high end of the range. Based on the information contained in the actuarial study and all other available information considered by us, we concluded that no amount within the range of settlement payments was more likely than any other and, therefore, recorded the low end of the range as the liability associated with future settlement payments through 2050 in our consolidated financial statements, in accordance with generally accepted accounting principles. Accordingly, a $3.4 million benefit was recorded to our discontinued operation, and we adjusted our accrued asbestos liability to approximately $22.1 million. Legal costs, which are expensed as incurred and reported in loss from discontinued operation, are estimated to range from $11.6 million to $21.6 million during the same period.

We plan on performing a similar annual actuarial analysis during the third quarter of each year for the foreseeable future. Given the uncertainties associated with projecting such matters into the future and other factors outside our control, we can give no assurance that additional provisions will not be required. Management will continue to monitor the circumstances surrounding these potential liabilities in determining whether additional provisions may be necessary. At the present time, however, we do not believe that any additional provisions would be reasonably likely to have a material adverse effect on our liquidity or consolidated financial position.

ANTITRUST LITIGATION. On November 30, 2004, the Company was served with a summons and complaint in the U.S. District Court for the Southern District of New York by The Coalition For A Level Playing Field, which is an organization comprised of a large number of auto parts retailers. The complaint alleges antitrust violations by the Company and a number of other auto parts manufacturers and retailers and seeks injunctive relief and unspecified monetary damages. In August 2005, we filed a motion to dismiss the complaint, following which the plaintiff filed an amended complaint dropping, among other things, all claims under the Sherman Act. The remaining claims allege violations of the Robinson-Patman Act. Motions to dismiss those claims were filed by us in February 2006. Plaintiff filed opposition to our motions, and we subsequently filed replies in June 2006. Oral arguments were originally scheduled for September 2006, however the court adjourned these proceedings until a later date to be determined. Subsequently, the judge initially assigned to the case excused himself, and a new judge has been assigned. Although we cannot predict the ultimate outcome of this case or estimate the range of any potential loss that may be incurred in the litigation, we believe that the lawsuit is without merit, deny all of the plaintiff's allegations of wrongdoing and believe we have meritorious defenses to the plaintiff's claims. We intend to defend vigorously this lawsuit.

OTHER LITIGATION. We are involved in various other litigation and product liability matters arising in the ordinary course of business. Although the final outcome of any asbestos-related matters or any other litigation or product liability matter cannot be determined, based on our understanding and evaluation of the relevant facts and circumstances, it is our opinion that the final outcome of these matters will not have a material adverse effect on our business, financial condition or results of operations.

                STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

21.      QUARTERLY FINANCIAL DATA UNIT (UNAUDITED)


2006:
QUARTER ENDED                            DEC. 31,     SEPT. 30,   JUNE 30,    MAR. 31,
                                          2006          2006       2006         2006
                                        ---------    ---------   ---------    ---------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Net sales ...........................   $ 169,019    $ 203,755   $ 229,174    $ 210,076
                                        ---------    ---------   ---------    ---------
Gross profit ........................      45,952       49,332      56,706       53,231
                                        ---------    ---------   ---------    ---------
(Loss) earnings from continuing
  operations ........................      (1,473)       2,583       5,455        2,598
                                        ---------    ---------   ---------    ---------
(Loss) income from discontinued
  operation, net of taxes ...........        (355)       1,656        (289)        (764)
                                        ---------    ---------   ---------    ---------
Net (loss) earnings .................   $  (1,828)   $   4,239   $   5,166    $   1,834
                                        ---------    ---------   ---------    ---------
Net (loss) earnings from continuing
  operations per common share:
     Basic ..........................   $   (0.08)   $    0.14   $    0.30    $    0.14
     Diluted ........................   $   (0.08)   $    0.14   $    0.30    $    0.14
                                        ---------    ---------   ---------    ---------
Net (loss) earnings per common share:
     Basic ..........................   $   (0.10)   $    0.23   $    0.28    $    0.10
     Diluted ........................   $   (0.10)   $    0.23   $    0.28    $    0.10
                                        ---------    ---------   ---------    ---------

2005:
QUARTER ENDED                            DEC. 31,     SEPT. 30,   JUNE 30,    MAR. 31,
                                          2005          2005       2005         2005
                                        ---------    ---------   ---------    ---------

Net sales ...........................   $ 172,137    $ 224,438    $ 226,512    $ 207,326
                                        ---------    ---------    ---------    ---------
Gross profit ........................      39,498       49,137       48,910       48,435
                                        ---------    ---------    ---------    ---------
(Loss) earnings from continuing
  operations ........................      (5,705)       4,163       (1,281)       1,053
                                        ---------    ---------    ---------    ---------
Loss from discontinued operation,
  net of taxes ......................        (535)        (449)        (384)        (407)
                                        ---------    ---------    ---------    ---------
Net (loss) earnings .................   $  (6,240)   $   3,714    $  (1,665)   $     646
                                        ---------    ---------    ---------    ---------
Net (loss) earnings from continuing
  operations per common share:
     Basic ..........................   $   (0.29)   $    0.21    $   (0.07)   $    0.05
     Diluted ........................   $   (0.29)   $    0.21    $   (0.07)   $    0.05
                                        ---------    ---------    ---------    ---------
Net (loss) earnings per common share:
     Basic ..........................   $   (0.32)   $    0.19    $   (0.09)   $    0.03
     Diluted ........................   $   (0.32)   $    0.19    $ ( 0.09)    $    0.03
                                        ---------    ---------    ---------    ---------

                                     PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    (1)  The Index to Consolidated Financial Statements of the Registrant
            under Item 8 of this Report is incorporated herein by reference as the list of Financial Statements required as part of this Report.

       (2) The following financial schedule and related report for the years 2006, 2005 and 2004 is submitted herewith:

            Report of Independent Registered Public Accounting Firm on
            Schedule II

            Schedule II - Valuation and Qualifying Accounts

            All other schedules are omitted because they are not required, not applicable or the information is included in the financial statements or notes thereto.

       (3)  Exhibits.

            The exhibit list in the Exhibit Index is incorporated by reference as the list of exhibits required as part of this Report.



                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            STANDARD MOTOR PRODUCTS, INC.
                                                (REGISTRANT)


                                             /S/ JAMES J. BURKE
                                             ---------------------------------
                                             James J. Burke
                                             Vice President, Finance and
                                             Chief Financial Officer

New York, New York
December ___, 2007

                          STANDARD MOTOR PRODUCTS, INC.
                                  EXHIBIT INDEX

EXHIBIT
NUMBER

2.1 Asset Purchase Agreement, dated as of February 7, 2003, by and among Dana Corporation, Automotive Controls Corp., BWD Automotive Corporation, Pacer Industries, Inc., Ristance Corporation, Engine Controls Distribution Services, Inc., as Sellers, and Standard Motor Products, Inc., as Buyer (incorporated by reference to the Company's Current Report on Form 8-K, filed on February 10, 2003).

3.1 Restated By-Laws, dated May 23, 1996, filed as an Exhibit of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

3.2 Restated Certificate of Incorporation, dated July 31, 1990, filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1990.

3.3 Certificate of Amendment of the Certificate of Incorporation, dated February 15, 1996, filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

4.1 Form of Subordinated Debenture Indenture (including form of convertible debenture) (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 2 to its Registration Statement on Form S-3 (Registration No. 333-79177), filed on July 20, 1999).

10.1 Employee Stock Ownership Plan and Trust, dated January 1, 1989 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

10.2 Supplemental Executive Retirement Plan, dated August 15, 1994 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

10.3 1996 Independent Outside Directors Stock Option Plan of Standard Motors Products, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

10.4 1994 Omnibus Stock Option Plan of Standard Motor Products, Inc., as amended (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 33-51565), filed on May 1,
          1998).

10.5 1994 Omnibus Stock Option Plan of Standard Motor Products, Inc., as amended and restated, (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-59524), filed on April 25, 2001).

10.6 Supplemental Compensation Plan effective October 1, 2001 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

10.7 Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31,
          2001).

                          STANDARD MOTOR PRODUCTS, INC.
                                  EXHIBIT INDEX

EXHIBIT
NUMBER

10.8 Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31,
          2001).

10.9 Amended and Restated Credit Agreement, dated as of February 7, 2003, among Standard Motor Products, Inc., as Borrower and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Current Report on Form 8-K filed on February 10, 2003).


10.10 Amendment No. 1 to Amended and Restated Credit Agreement, dated June 27, 2003, among Standard Motor Products, Inc., as Borrower and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).

10.11 Amendment No. 2 to Amended and Restated Credit Agreement, dated March 11, 2004, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Quarterly Report in Form 10-Q for the quarter ended March 31, 2004).

10.12 Amendment No. 3 to Amended and Restated Credit Agreement, dated August 11, 2004, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Quarterly Report in Form 10-Q for the quarter ended September 30, 2004).

10.13 Waiver and Amendment No. 4 to Amended and Restated Credit Agreement, dated as of March 31, 2005, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2004).

10.14 Waiver and Amendment No. 5 to Amended and Restated Credit Agreement, dated as of May 9, 2005, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Quarterly Report in Form 10-Q for the quarter ended March 31, 2005).

10.15 Waiver and Amendment No. 6 to Amended and Restated Credit Agreement, dated as of November 4, 2005, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Quarterly Report in Form 10-Q for the quarter ended September 30, 2005).

10.16 Consent and Amendment No. 7 to Amended and Restated Credit Agreement, dated as of December 29, 2005, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Current Report on Form 8-K filed on January 3, 2006).

                          STANDARD MOTOR PRODUCTS, INC.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER

10.17 Credit Agreement, dated as of December 29, 2005, among SMP Motor Products, Ltd., as Borrower, (incorporated by reference to the Company's Current Report on Form 8-K filed on January 3, 2006).

10.18 Repurchase and Prepayment Agreement, dated as of December 29, 2005, between Standard Motor Products, Inc., and Dana Corporation (incorporated by reference to the Company's Current Report on Form 8-K filed on January 3, 2006).

10.19 Amendment to the Standard Motor Products, Inc. Supplemental Compensation Plan, effective December 1, 2006 (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

10.20 Retention Bonus and Insurance Agreement, dated December 26, 2006, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

10.21 Retention Bonus and Insurance Agreement dated December 26, 2006, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

21 List of Subsidiaries of Standard Motor Products, Inc. (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

23        Consent of Independent Registered Public Accounting Firm.

24 Power of Attorney (see signature page to Annual Report on Form 10-K) (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                                                     SCHEDULE II

                     REPORT OF INDEPENDENT REGISTERED PUBLIC
                           ACCOUNTING FIRM ON SCHEDULE



Stockholders and Board of Directors
Standard Motor Products, Inc.


We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Standard Motor Products, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 referred to in our report dated March 15, 2007, except for Note 8, as to which the date is December __, 2007, which is included in the annual report to security holders and incorporated by reference in Part II of this form. Our report on the consolidated financial statements includes explanatory paragraphs, relating to the application of Statement of Financial Accounting Standards No. 123(R) as of January 1, 2006 and No. 158 as of December 31, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



[/s/ GRANT THORNTON LLP]
------------------------
New York, New York
March 15, 2007

                                                                      EXHIBIT 23

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Stockholders and Board of Directors
Standard Motor Products, Inc.


We have issued our reports dated March 15, 2007, except for Note 8, for which the date is December __, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of Statement of Financial Accounting Standards No. 123(R) and No. 158 as of December 31, 2006) accompanying the consolidated financial statements and schedule and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Standard Motor Products, Inc. and Subsidiaries on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Standard Motor Products, Inc. and Subsidiaries on Forms S-8 (File No. 333-134239, effective May 18, 2006 and File No. 333-125600, effective June 7,
2005).


[/s/ GRANT THORNTON LLP]
------------------------
New York, New York
December __, 2007

                                                                    EXHIBIT 31.1

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Lawrence I. Sills, certify that:

1. I have reviewed this annual report on Form 10-K/A of Standard Motor Products, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  December __, 2007



                                                      /S/ LAWRENCE I. SILLS
                                                      ---------------------
                                                      Lawrence I. Sills
                                                      Chief Executive Officer

                                                                    EXHIBIT 31.2

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James J. Burke, certify that:

1. I have reviewed this annual report on Form 10-K of Standard Motor Products, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: December __, 2007


                                                     /S/ JAMES J. BURKE
                                                     ------------------
                                                     James J. Burke
                                                     Chief Financial Officer

                                                                    EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of Standard Motor Products, Inc. (the "Company") on Form 10-K/A for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lawrence I. Sills, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



/S/ LAWRENCE I. SILLS
---------------------
Lawrence I. Sills
Chief Executive Officer
December __, 2007



*A signed original of this written statement required by Section 906 has been provided to Standard Motor Products, Inc. and will be retained by Standard Motor Products, Inc. and furnished to the Securities and Exchange Commission on its staff upon request.

                                                                    EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of Standard Motor Products, Inc. (the "Company") on Form 10-K/A for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James
J. Burke, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



/S/ JAMES J. BURKE
------------------
James J. Burke
Chief Financial Officer
December __, 2007


*A signed original of this written statement required by Section 906 has been provided to Standard Motor Products, Inc. and will be retained by Standard Motor Products, Inc. and furnished to the Securities and Exchange Commission on its staff upon request.